SORL AUTO PARTS, INC.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People’s Republic of China

March 29, 2006

Via Fax and Edgar

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sorl Auto Parts, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
Form 10-QSB for the Quarterly Period Ended March 31, 2005
Form 10-QSB for the Quarterly Period Ended June 30, 2005
Form 10-QSB for the Quarterly Period Ended September 30, 2005
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 Filed February 9, 2006
Form 10-QSB/A for the Quarterly Period Ended March 31, 2005
Form 10-QSB/A for the Quarterly Period Ended June 30, 2005
Form 10-QSB/A for the Quarterly Period Ended September 30, 2005
File No. 001-10892

Dear Mr. Ohsiek:

          This letter is in response to your letter of February 22, 2006 to David Ficksman regarding the above matter.

Form 10-K/A for the Year Ended December 31, 2004

Item 7.  Financial Statements, page 13

General

          Comment 1

          We have considered your response to comment 4 from our letter dated September 15, 2005 and your revised disclosures included in the notes to consolidated financial statements.  Based on your description of the transactions, it appears that you treat the series of transactions undertaken to create the joint venture as a reverse spin-off and a recapitalization.  Please confirm if our understanding is correct and explain how the authoritative guidance supports your presentation.  In particular, please explain, in detail, how you applied the guidance in EITF 02-11 and paragraph 23 of APB 29.

Mr. George F. Ohsiek, Jr.
March 29, 2006

Please note that SFAS 131 is a disclosure only standard and does not apply to determination of the basis of financial presentation, except as it relates to the limited reference to SFAS 131 in paragraph 41 of SFAS 144 for purposes of determining whether discontinued operations should be presented.  We would not expect to see certain financial statement periods labeled as “successor” and “predecessor” following a transaction accounted for as a reverse spin-off since there is no change in shareholder ownership and the reporting entity for disclosure purposes is deemed to be the historical operations of the “spinnee” with no change in basis that would influence comparability of periods.  Please advise.

          Response to Comment 1

          The first step in the series of transactions that took place is where Ruili Group Co, Ltd (“Ruili”) and Fairford Holdings, Inc. (“Fairford”) formed a sino-foreign joint venture called Ruili Group Ruian Auto Parts Co., Ltd. (“JV”).  Ruili was a diversified conglomeration of businesses that was involved in the development and rental of real estate, the operation of a hotel property, the manufacture and distribution of other types of auto parts and the manufacture of valves for automotive brakes.

          Ruili then transferred to Fairford the business segment consisting of assets, liabilities and operations related to the manufacturing of valves for automotive brake systems (“the transferred business”).  Ruili did not transfer any real estate, liabilities or operations related to the real estate or hotel business, nor did it transfer the non-value portion of its auto parts and manufacturing or distribution business.

          Fairford then conveyed the transferred business to the JV in exchange for a 90% interest in the JV.  Ruili then contributed a portion of its inventory consisting primarily of raw materials such as steel and aluminum to the JV in exchange for its 10% interest in the JV.  In the end, the JV had assets, liabilities and operations related to the transferred business as well as some inventory of non-valve products.

          Subsequently, the JV entered into a share exchange with an unrelated entity called the Enchanted Village, Inc.  The surviving Company then changed its name to SORL Auto Parts, Inc (“SORL”).

          The transactions involving the creation of the JV, the subsequent conveyance of the transferred business, and the merger with SORL has been treated as a reverse spin-off followed by a recapitalization.

          The conveyance of the transferred business by Ruili ultimately to the JV can be characterized as a reverse spin-off.  Accounting guidance for spin-offs can be found APB 29 Accounting for Non- Monetary Transactions and with additional guidance found in EITF 02-11 Accounting for Reverse Spin-offs.

Mr. George F. Ohsiek, Jr.
March 29, 2006

          Paragraph 23 of APB 29 states that the distribution of non-monetary assets to owners in a spin-off or other form of reorganization that is in substance a rescission of a prior business combination, should be based on the recorded amount of the assets distributed.

          The Company accounted for the spin-off of the transferred business based upon the recorded amount of the assets, after reduction for impairment where indicated, with no adjustment to fair market value.

          We also considered the guidance provided in EITF 02-11.  The transactions that we entered into conform to the characterization of a reverse spin-off as defined in the EITF.

          A reverse spin-off is one in which the legal form does not match the substance of the transaction.  In that situation, the legal “spinnee” will be the continuing entity.  In a reverse spin-off, the legal spinnee should be treated as though it were the “spinnor” for accounting purposes.

          In the form of our transaction, Ruili spun out the assets of the transferred business to the new entity.  Ruili can then be said to be that of the legal spinnor and the JV as the legal spinnee.

          However, in substance, it will be the new entity that continues the business of the manufacture of valves for auto brakes.  The JV can then be said to be that of the accounting spinnor with Ruili as the accounting spinnee.  That is, the reporting entity should report for prospective financial reporting as well as the historical financial statements on the results of the accounting spinnor, which is the JV.

          EITF 02-11 states that reverse spin-off accounting is appropriate when treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for the shareholders and other users of the financial statements.  The Company believes that reporting on the JV Company is the most accurate depiction of the substance of the transaction.

          Other factors were considered in the determination of the transaction as a reverse spin-off and the determination of the accounting spinnor and spinnee.  No one factor was considered presumptive or determinative.

          The size of the entity was considered.  The transferred business (or JV) was the main operation of the combined entity prior to the spin-off.  It accounted for the majority of the revenues when compared to the non-transferred business (or Ruili).  Additionally, the majority of the earnings resulted from the JV business when compared to Ruili.  While the size of the assets of the JV was smaller than that of the assets of Ruili, the remaining non-transferred assets of Ruili consisted primarily of real estate.

          Another factor that was considered was the relative fair values.  While the size of the assets of Ruili’s real estate was larger than that the assets of the JV, the Company believes the market value of the JV to be higher.  The JV’s revenue represented the vast majority of the revenue of the previously combined entity.  The Company believes that the estimated value resulting from the future earnings of the JV exceeds the value of the real estate.

Mr. George F. Ohsiek, Jr.
March 29, 2006

          An additional factor that was considered was the continuity of senior management.  The senior management continues to maintain active high level management roles with wide authority over the day to day operations of the JV.

          The final factor that was considered was the length of time the businesses were held.  The continuing operations of the JV were begun in 1987, longer than Ruili’s foray into real estate development.

          In light of the above considerations, the Company considered the JV to be that of the accounting spinnor.

          The accounting spinnee, which is Ruili, should then be reported as a discontinued operation under the guidance in the EITF as amended by FAS # 144.

          The financial statements of Sorl Auto Parts Inc. for the year ended December 31, 2003 reflected the financial statements of the continuing entity which is the accounting spinnor (JV), with the assets and operations of the accounting spinnee as discontinued operations (Ruili).

          The financial statements of Sorl Auto Parts Inc. for the year ended December 31, 2004 continued to report the results of operations of the accounting spinnor.

          We have also removed the labels above the columns on the financial statements referring to the “successor” and “predecessor” periods.

          We have also added disclosure to Note 1 “ Basis of Presentation of Financial Statements” to disclose that the transaction was accounted for in accordance with EITF 02-11.

          Comment 2

          You indicate that the non-transferred operations consist mainly of the Ruili Group’s real estate operations and related debt.  Please explain in greater detail the amount and nature of the major categories of assets and liabilities not transferred.  For example, land, plant, equipment, etc.  Please also clarify why current assets related to the non-transferred business are so significant given that the non-transferred assets relate to real estate operations, which normally would be expected to include primarily long-term assets.

          Response to Comment 2

          The non-transferred business consisted mainly of Ruili real estate and other investments, as well as, assets and liabilities related to its non-brake valve business.

          Major components included in line items comprising discontinued operations are detailed in the accompanying schedule I.

Mr. George F. Ohsiek, Jr.
March 29, 2006

Audit Report, page F-1

          Comment 3

          Please have your auditors tell us, with reference to authoritative guidance, why they stated in their audit report:  “The financial statements of SORL Auto Parts, Inc. were audited by other auditors whose report dated April 1, 2004 expressed an unqualified opinion on those statements.”  The audit report of Clancy and Co., PLLC does not refer to SORL Auto Parts, Inc.  Please ensure to address not only why this statement is included and how it relates to the audit report of Clancy and Co., PLLC but also why the statement does not make reference to the specific periods which were audited by other auditors.

          Response to Comment 3

          Our auditors have deleted the reference to the predecessors’ audit report as the predecessors audit report is now included with the financial statements.

Audit Report, page F-2

          Comment 4

          We have considered your response to comment 6 from our letter dated September 15, 2005.  Your revised filing includes the 2003 audit report.  The fiscal 2003 financial statement presentation has changed as a result of various fiscal 2004 transactions.  However, the date of the audit report is the same as the date of the audit report included in your Form 8-K filed May 24, 2004.  Please have your predecessor auditors tell us their consideration of paragraphs 70-73 of AU 508 and paragraphs 5-8 of AU 530.  Ensure the response specifically addresses consideration of the report date.

          Response to Comment 4

          In connection with the re-issuance of the audit report for 2003, Clancy and Co., P.L.L.C. (“Clancy”) considered both the requirements of AU 508 and AU 530.  In that regard, Clancy made arrangements with the former client for the re-issuance and then applied the procedures in paragraph 71 of AU 508.  Specifically, Clancy obtained and read the financial statements of the current period; Clancy compared the prior period amounts to those previously issued to the current period to be issued for comparative purposes; and obtained representation letters from management of the former client and from the successor auditor, including those representations specifically identified in paragraph 71 of AU 508.

          In accordance with paragraph 72 of AU 508, although there were events occurring subsequent to the date of the previously issued audit report on the financial statements for 2003 which affected the presentation of the 2003 financial statements, these events alone did not affect the previously issued audit report.  Note 1 to the financial statements clearly defined the reorganization and basis of presentation of the comparative financial statements.

Mr. George F. Ohsiek, Jr.
March 29, 2006

Paragraph 73 of AU 508 clearly states that “when re-issuing the report on prior period financial statements, a predecessor auditor should use the date of his or her previous report to avoid any implication that he or she has examined any records, transactions, or events after that date,” and paragraph 6 of AU 530 states a similar requirement.  Accordingly, the audit report date of Clancy did not change.  Further, although certain prior period amounts were re-classified to conform to the current period’s presentation, the net amounts as previously reported did not change.

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

          Comment 5

          Please tell us what the line item labeled “Capital Contribution by Minority Shareholders” represents and show us how the amount was calculated.  Consolidated Statements of Income, page F-6

          Response to Comment 5

          The line item labeled “Capital Contribution by Minority Shareholders” represents raw material inventory contributed by the Ruili Group to the JV in exchange for their 10% interest in the JV.  The amount of $614,313 represents the recorded value of the inventory which approximates 10% of the total transferred business of approximately $6,390,000.

          Comment 6

          An entity that reports a discontinued operation should present basic and diluted per-share amounts for both income or loss from continuing operations and income or loss from discontinued operations.  Refer to paragraphs 36 and 37 of SFAS 128.  Please revise or advise.

          Response to Comment 6

          We have revised the consolidated statements of income for the years ended December 31, 2004 and 2003 to present earnings per share from both continuing operations and from discontinued operations.

Notes to Consolidated Financial Statements, page F-8

Note 1 — Organization/Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

          Comment 7

          We considered your response to comment 21 from our letter dated September 15, 2005.  You indicate that you offered extended payment terms of 120 days to OEM customers that differ from your historical 45-60 day credit terms.  Please explain what consideration was given to treating sales to OEM’s on extended credit terms as financing or consignment transactions rather than sales.

Mr. George F. Ohsiek, Jr.
March 29, 2006

In particular, please address the interpretive response to question two of SAB Topic 13.A.2 in your response.  Ensure you specify whether rights of return exist for sales to OEM’s.  Please also tell us how you determined which customers would receive extended payment terms and whether the extended credit terms are intended to be temporary or permanent.

          Response to Comment 7

          During 2005, the Company temporarily granted extended credit terms to a select number of its OEM customers.  The Company consciously decided to allow for the extended credit terms to certain OEM customers in an effort to maintain its market share and to strengthen its long term relationships with those customers.  The extended terms were granted on a temporary basis during 2005 to encourage additional orders from the OEM customer to offset the sluggish truck market.

          The customers who were granted the extended terms were those customers with whom the Company has done significant business, has a strong record of prompt payment and overall represents minimal credit risk.  The Company experience in the industry and the market indicates that temporary allowances such as these are necessary to remain competitive.

          The extension of the credit terms in no other way alters the rights and obligations of the Company with respect to sales or the recognition of revenue.

          When sales are made to OEM customers, title passes to the customer and the customer is at risk for any losses.  No rights of return are granted to the OEM customers.

          The company has considered the criteria enumerated in SAB 13.A.2 as to whether any conditions exist with respect to sales to OEM customers that would characterize the transaction as a financing or consignment transaction rather than a sale.  No conditions are present in the business practices between the Company and its OEM customers that would preclude the company from recognizing the transaction as a sale.

Item 13.  Exhibits, List and Reports on Form 8-K, page 14

          Comment 8

          On October 19, 2005 you filed a Form S-8 which incorporates by reference all exchange act reports filed subsequent to the date of the registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.  If this registration statement was still effective on February 9, 2006 please tell us why you did not obtain and file consents for the use of each audit report included in your Form 10-K/A.  Please revise or advise.

Mr. George F. Ohsiek, Jr.
March 29, 2006

          Response to Comment 8

          The Company will include in all future filings, including the amended form 10K for the year ended December 31, 2004, auditors consent from both Rotenberg & Co. LLP and Clancy and Co., PLLC as applicable to the use of their reports.

Form 10-QSB/A for Quarterly Period Ended March 31, 2005

General

          Comment 9

          We considered your response to comment 17 from our letter dated September 15, 2005.  Whenever a reverse acquisition of a non-public operating company by a public shell company occurs, the eligibility of the issuer to report using the reduced disclosure format permitted by Regulation S-B for interim and annual periods following the year of acquisition is based on the eligibility of the operating company.  Since your revenues exceeded $25 million for two consecutive fiscal years as of December 31, 2004, you are no longer eligible to file using the reduced disclosure format permitted by Regulation S-B.  We are not in a position to grant your request to adopt the provisions of Regulations S-K and S-X prospectively beginning with the Form 10-K for the year ended December 31, 2005.  Please amend your quarterly filings accordingly.

          Response to Comment 9

          We have amended our quarterly reports for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 to adopt the provisions of Regulation S-K.  Our amended quarterly reports will be presented on Form 10Q versus Form 10Q-SB.

          If you have any additional comments or questions, please communicate them to our counsel, David Ficksman as indicated below.

Very truly yours,

SORL Auto Parts, Inc.

By:	/s/ Xiao Ping Zhang

Xiao Ping Zhang

cc:	David Ficksman
Troy & Gould Professional Corporation
1801 Century Park East, 16th Flr.
Los Angeles, CA 90067

Schedule 1

SORL Auto Parts
Major Components of Discontinued Operations
December 31, 2003

	Amount	Description

Current Assets - Discontinued Operations
Cash	216,000	Cash retained by Ruili
Trade receivables	10,239,000	Trade receivables related to Ruili’s non-valve business
Other Current Assets	32,352,000	Primarily assets related to real estate investments including deposits on construction projects, advances to builders, etc.

Total	42,807,000

Property and Equipment	25,030,000	Plant and Equipment related to Ruili’s non – valve business

Other Assets - Discontinued Operations
Other Assets	36,348,000	Represents investments other that real estate, such as jv investments with China FAW group and Shanghai automotive group

Current Liabilities - Discontinued Operations
Short term bank Borrowings	8,578,000	Related to non-valve operations
Trade payables	15,891,000	Related to non-valve operations
Other payables and Accruals	9,763,000	Related to non-valve operations
Income Taxes payable	122,000	Related to non-valve operations

	34,354,000

Long-Term Liabilities - Discontinued Operations
Long term bank borrowings	9,157,000	Represents Ruili’s borrowings for both the non-valve business and for real estate business
Due to Shareholders	12,890,000	Represents Ruili’s borrowings for both the non-valve business and for real estate business

	22,047,000

SORL Auto Parts, Inc.
December 31, 2003

	Ruili Group Corp of China	“Non- Transferred Business”	SORL Auto Parts (Proforma)

Current Assets
Cash	216	(216)	—
Trade Receivables	13,396	(10,239)	3,157
Inventories	1,837	—	1,837
Prepayments, deposits and Other	34,954	(32,352)	2,602

Current Assets	50,403	(42,807)	7,596
Property, Plant and Equipment, Net	30,327	(25,030)	5,297
Other Assets
Intangible Assets	10	—	10
Prepayments and Deposits	11,818	(11,818)	—

Total Other Assets	11,828	(11,818)	10
Total Assets	92,558	(79,655)	12,903

Liabilities and owners Equity
Short Term bank Borrowings	13,169	(8,578)	4,591
Trade payables	15,891	(15,891)	—
Other Payables and Accruals	9,763	(9,763)	—
Income taxes Payable	122	(122)	—
Due to related Company	2,054	(2,054)	—

Total Current Liabilities	40,999	(36,408)	4,591
Long Term Liabilities
Long term bank borrowings	10,365	(9,157)	1,208
Shareholders	12,890	(12,890)	—

Total long term liabilities	23,255	(22,047)	1,208
Total Liabilities	64,254	(58,455)	5,799
Minority Interest	—	752	752
Owners Equity	28,304	(21,952)	6,352

Total Liabilities and Owners Equity	92,558	(79,655)	12,903

Mr. George F. Ohsiek, Jr.
March 29, 2006

bcc:	Nicholas Bottini
Gerry Goldberg
David He

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 10-Q/A
 Amendment No. 2

(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from ________________ to ________________

Commission file number 000-11991

SORL AUTO PARTS, INC.

(Exact name of issuer as specified in its charter)

DELAWARE	30-0091294

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

No. 1169 Yumeng Road Ruian Economic Development District Ruian City, Zhejiang Province People’s Republic Of China

(Address of principal executive offices)

86-21-6440-1678

(Issuer’ s telephone number)

Check whether the Registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

As of May 11, 2005 there were 13,285,867 shares of Common Stock outstanding

i

PART I
FINANCIAL INFORMATION

Item 1.          Financial Statements

          The information required by this Item 1 is set forth at the end hereof.

Item 2.          Management’s Discussion And Analysis or Plan of Operation.

          The following is management’s discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management. This report includes forward-looking statements. Generally, the words “believes,” “anticipates,” “may,” “will,” “should,” “expect,” “intend,” “estimate,” “continue,” and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be place on these forward-looking statements that speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

          The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10-Q/A.

OVERVIEW

          On May 10, 2004, we acquired all of the issued and outstanding equity interests of Fairford Holdings Limited, a Hong Kong limited liability company. Until we acquired Fairford, we had only nominal assets and liabilities and limited business  operations.  Although  Fairford became our wholly-owned subsidiary following the acquisition, because the acquisition resulted in a change of control, the acquisition was recorded as a “reverse merger” whereby Fairford is considered to be the accounting acquirer. As such, the following results of operations are those of Fairford.

          Fairford was organized in Hong Kong as a limited liability company on November 3, 2003. Fairford owns 90% of the equity interest of Ruili Group Ruian Auto Parts Co., Ltd., a Sino-foreign joint venture (the “Joint Venture”) established pursuant to the laws of the People’s Republic of China (“PRC” or “China”). The Joint Venture is a joint venture between Fairford and Ruili Group Co., Ltd. (the “Ruili Group”).

          The Ruili Group was incorporated in the PRC in 1987 to specialize in the development, production and sale of various kinds of automotive parts. Its headquarters are located in the Ruian District of Wenzhou City, one of the leading automotive parts manufacturing centers of China with more than 1400 auto parts manufacturing companies. Its major product lines include valves for air brake systems, auto metering products, auto electric products, anti-lock brake systems and retarders. Some of those products were developed and are manufactured through affiliated companies of Ruili Group. Due to its leading position in the industry, the Chairman of the Ruili Group, Mr. Xiao Ping Zhang, has been elected as the Chairman of Wenzhou Auto Parts Association, one of the leading auto parts trade associations in China. Mr. Zhang is also Chairman and Chief Executive Officer of the Company. The Joint Venture was established in the PRC on March 4, 2004 as a Sino-foreign joint venture company with limited liability by the Ruili Group and Fairford. Fairford and Ruili Group contributed 90% and 10%, respectively, of the paid-in capital in the aggregate amount of US$7,100,000.

          In connection with its formation, effective January 19, 2004 the Joint Venture acquired the business of the Ruili Group relating to the manufacture and Sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”). This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, and machinery, and the assumption of short and long term borrowings, at a consideration of US$6,390,000. The consideration was based on a valuation by an independent PRC valuation firm.  Fairford then injected these assets and liabilities as a capital contribution for its 90% interest in the Joint Venture.  The Ruili Group also transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the relevant assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of such Business when it was owned by the Ruili Group.

1

          Pursuant to the formation of the Joint Venture, on January 17, 2004, the Ruili Group and Fairford signed a binding Joint Venture agreement (the “JV Agreement”). Pursuant to the JV Agreement, the Board of Directors consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member. The majority of the Board has decision making authority with respect to operating matters. As a result, Fairford maintains operating control over the Joint Venture.

          As a result of the foregoing, through Fairford’s 90% interest in the Joint Venture, the Company manufactures and distributes automotive air brake valves and hydraulic brake valves in China and internationally for use primarily in vehicles weighing over three tons, such as trucks, vans and buses. There are thirty-six  categories  of valves  with  over  eight  hundred  different specifications. Management believes that it is the largest manufacturer of automotive brake valves in China.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

          Below is a description of accounting policies, which we consider critical to the preparation and understanding of our financial statements. In addition, certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Actual results may differ from these estimates under different assumptions or conditions. The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

ACCOUNTING METHOD

          The Company uses the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The Company presents trade receivables, net of allowances for doubtful accounts. The allowances are calculated based on review of individual customer accounts.

INVENTORIES

          Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition. The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed moving-average cost if it exceeds the net realizable value.

INCOME TAXES

          Taxes are calculated in accordance with taxation principles currently effective in the PRC. The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences  attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

2

REVENUE RECOGNITION

          In accordance with the provisions of Staff Accounting Bulletin No. 103, revenue is recognized when merchandise is shipped and title passes to the customer and collectibility is reasonably assured. Revenues consist of the invoice value of the sale of goods and services net of value added tax, rebates and discounts. The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Tax.

          The Company does not receive revenue for shipping and handling to customers. Shipping and handling expenses incurred by the Company for the quarters ended March 31, 2005 and 2004 respectively are included in selling and administrative expenses in the accompanying consolidated statements of income.

CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable. The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine the value of the Company’s accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable.

RESULTS OF OPERATIONS

          Quarter ended March 31, 2005 compared to quarter ended March 31, 2004:

          SALES

          Sales for the quarter ended March 31, 2005 increased by US$5.4 million or 60% to US$14.5 million, primarily as a result of the increase in the volume of our products shipped, including for both valve and non-valve products. Additionally, the average unit price of our products increased by 8% from US$11 to US$12.

          COST OF SALES

          Cost of sales for the quarter ended March 31, 2005 increased to $11.3M from $6.8M for the quarter ended March 31, 2004, or 66% increase. The increase in cost of sales resulted from a corresponding increase in sales volume as well as more products being purchased from outside vendors which carry higher costs than the products manufactured internally.

          GROSS PROFIT

          Gross profit for the quarter ended March 31, 2005 increased by $1M or 83 % to US$3.2M from US$2.2M for the quarter ended March 31, 2004. This improvement in gross profit was primarily due to the increase in the sales volume created both in the domestic and international market. The gross profit margin as a percentage of sales decreased by 3% from 25% in 2004 Q1 to 22% in the current quarter. This decrease was due to the fact that 10% of the Company’s gross sales were from products that were purchased from outside vendors as opposed to products manufactured internally, which carry lower cost and higher profit margins.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

          Selling, general and administrative expenses for the quarter ended March 31, 2005 was $1.5M or 10.2% of sales compared to $1.2M or 13.2% of sales for the quarter  ended March 31, 2004.  The increase in selling, general and administrative expenses was primarily attributatble to increases in legal and accounting costs in connection with our corporate reorganization and initial public filings.

          DEPRECIATION AND AMORTIZATION

          Depreciation and amortization expense increased to $192k during the quarter ended March 31, 2005, as compared to approximately 50k during the quarter ended March 31, 2004. The increase was primarily attributable to the acquisition of equipment of approximately $600k during the second half of 2004 and the first quarter of 2005.

3

          INTEREST EXPENSE

          Interest expense for the quarter ended March 31, 2005 decreased by $20k to $60k from $80k for the quarter ended March 31, 2004. The decrease in interest expense is due to the lower debt balance over the year, although current loan balance was higher, it was incurred at the end of the quarter.

          INCOME TAX

          There was no income tax for both the quarters ended March 31, 2005 and 2004. As a result of the Joint Venture (i.e. Ruili Group Auto Parts Co., Ltd.) obtaining its foreign joint-venture status in 2004, it is exempted from PRC income tax.

          MINORITY INTEREST

          Minority Interest represents a 10% non-controlling interest in the company. Minority Interest in income amounted to US$167k and US$96k for quarters ended March 31, 2005 and 2004, respectively.

          NET INCOME

          The net income for the quarter ended March 31, 2005 increased by $0.7M, or 74% to a net income of US$1.7M from a net income of US$1M for the quarter ended March 31, 2004 due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

          Historically, the Company has funded capital requirements through cash flow from operations. As of March 31, 2005 we had a cash balance of $610k and a working capital surplus of approximately $7.7M. Operating activities during the quarter ended March 31, 2005 used $1.6M in cash on net income of $1.5M, the major components being a $4.6M increase in accounts receivable and a $.7M increase in prepayments to suppliers Management believes that the Company’s working capital is sufficient to cover capital requirements during the next 12 months.

          Accounts receivable for the 3 months ended March 31, 2005 increased by approximately $4,616,000 from $12,595,905 to $17,211,496. The increase is primarily attributable to credit terms of 120 days extended to OEM customers which exceed the normal credit terms of 45-60 days extended to other customers, in addition to the increase in sales revenue.

          “Days sales outstanding” (DSO) which is a common measure of liquidity, is computed by dividing accounts receivable at the balance sheet date by the daily net credit sales during the period. Day sales outstanding for the 3 months ended March 31, 2005 was 107 as compared to 97 days for the year ended December 31, 2004. The increase in the DSO results primarily from the extended terms offered to the OEM customers.

          In addition, from time to time we may attempt to raise financing through some combination of commercial bank borrowings or the private or public sale of equity or debt securities, in an effort to ensure that we have access to sufficient funds to meet our needs. However, future equity or debt financings may not be available to us at all, or, if available, may not be on favorable terms. We cannot assure you that these efforts, together with items described above, will be sufficient to fund our growth, or that external funding will be available to us at favorable interest rates or at all. If we are unable to obtain financing in the future, we will continue to develop our business on a reduced scale based on our existing capital resources.

Item 3.          Controls and Procedures

Disclosure controls and procedures

          The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that the Company files or submits pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission’s (SEC) rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

4

          In conjunction with the close of each fiscal quarter and under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company conducts an update, a review and an evaluation of the effectiveness of the Company’s disclosure controls and procedures. It is the conclusion of the Company’s Chief Executive Officer and Chief Financial Officer, based upon an evaluation completed as of the end of the most recent fiscal quarter reported on herein, that the Company’s disclosure controls and procedures were effective.

Changes in internal controls

          There were no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2005 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II.
OTHER INFORMATION

Item 6.          Exhibits.

            (a)          Exhibits:

EXHIBIT NO.	DOCUMENT DESCRIPTION

3.1	Articles of Incorporation (1)

3.2	Bylaws (1)

10.1	Share Exchange Agreement and Plan of Reorganization (2)

31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer). (3)

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer). (3)

(1)	Incorporated herein by reference from the Registrant’s Form 10-QSB filed with the Securities and Exchange Commission, File No. 000-11991 on May 28, 2003.

(2)	Incorporated herein by reference from the Registrant’s Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3)	Filed herewith.

5

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 29, 2006	SORL AUTO PARTS, INC.

	By:	/s/ Xiao Ping Zhang

	Name:	Xiao Ping Zhang
	Title:	Chief Executive Officer

6

SORL AUTO PARTS, INC. and Subsidiaries
Ruian City, Zhejiang Province
People’s Republic of China

FINANCIAL REPORTS
AT
MARCH 31, 2005

7

SORL AUTO PARTS, INC. and Subsidiaries
Ruian City, Zhejiang Province
People’s Republic of China

TABLE OF CONTENTS

Consolidated Balance Sheets at March 31, 2005 (Unaudited) and December 31, 2004	9-10

Consolidated Statements of Income (Unaudited) for the Three Months Ended March 31, 2005 and 2004	11

Consolidated Statements of Cash Flows (Unaudited) for the Three Months Ended March 31, 2005 and 2004	12

Notes to Consolidated Financial Statements (Unaudited)	13-18

8

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(Formerly Known as The Enchanted Village, Inc.)
Ruian City, Zhejiang Province,
People’s Republic of China

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	December 31, 2004

	(Unaudited)
ASSETS
Current Assets
Cash and Cash Equivalents	$610,067	$729,875
Trade Receivables, Net of Provisions $68,384 as of 3/31/05 and 12/31/04	17,211,496	12,595,905
Notes Receivable	764,447	129,675
Inventory	1,764,440	1,875,300
Prepayments	2,059,329	1,404,710
Other Receivables	29,835	393,300

Total Current Assets	22,439,614	17,128,765
Other Assets
Intangible Assets	36,940	38,720
Property, Plant and Equipment, Net	5,449,132	5,352,654

Total Assets	$27,925,686	$22,520,139

The accompanying notes are an integral part of these financial statements.

9

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(Formerly Known as The Enchanted Village, Inc.)
Ruian City, Zhejiang Province,
People’s Republic of China

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	December 31, 2004

	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$4,444,562	$4,717,655
Deposit Received from Customers	1,793,401	861,624
Bank Loans	7,246,377	4,830,918
Accrued Expenses and Other	1,288,428	625,769

Total Current Liabilities	14,772,768	11,035,966

Minority Interest	1,315,293	1,148,418

Shareholders’ Equity
Convertible Preferred Stock – $1 Par Value; 5,000,000 Authorized, 0 Issued and Outstanding	—	—
Common Stock – $.002 Par Value; 50,000,000 Authorized, 13,285,867 and 13,282,253 Issued and Outstanding at March 31, 2005 and December 31, 2004, Respectively.	26,572	26,565
Additional Paid-in Capital	4,082,239	4,082,246
Retained Earnings	7,728,814	6,226,944

Total Shareholders’ Equity	11,837,625	10,335,755

Total Liabilities and Shareholders’ Equity	$27,925,686	$22,520,139

The accompanying notes are an integral part of these financial statements.

10

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(Formerly Known as The Enchanted Village, Inc.)
Ruian City, Zhejiang Province,
People’s Republic of China

CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31,	2005	2004

	(Unaudited)
Sales	$14,515,866	$9,091,352
Cost of Sales	11,296,173	6,855,767

Gross Profit	3,219,693	2,235,585
Selling and Distribution Expenses	927,089	626,648
General and Administrative Expenses	554,254	570,279
Finance Costs	60,452	80,101

Income from Operations	1,677,898	958,557
Other Expenses	9,153	—

Income from Continuing Operations Before Income Taxes	1,668,745	958,557
Income Taxes - Current	—	—

Net Income Before Minority Interest	1,668,745	958,557
Minority Interest	(166,875)	(95,856)

Net Income Attributable to Shareholders	$1,501,870	$862,701

Net Income Per Share - Basic	.11	.07

Net Income Per Share - Diluted	.11	.07

Weighted Average Common Shares Outstanding - Basic	13,285,867	12,953,720

Weighted Average Common Shares Outstanding - Diluted	13,285,867	12,953,720

The accompanying notes are an integral part of these financial statements.

11

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(Formerly Known as The Enchanted Village, Inc.)
Ruian City, Zhejiang Province,
People’s Republic of China

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2005	2004

	(Unaudited)
Cash Flows from Operating Activities
Net Income for the Period	$1,501,870	$862,701
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation and Amortization	192,005	49,571
Minority Interest	166,875	95,856
(Increase) Decrease in Assets:
Inventory	110,860	(904,911)
Trade Receivables, Net of Provisions	(4,615,591)	(1,834,927)
Prepayments, Deposits, and Other Current Assets	(291,154)	2,602,000
Increase (Decrease) in Liabilities:
Trade Payables	(273,093)	(6,013)
Other Payables and Accrued Expenses	662,659	(829,819)
Deposit Received from Customers	931,777	—

Net Cash Provided By (Used in) Operating Activities	(1,613,792)	34,458

Cash Flows from Investing Activities
Acquisition of Property, Plant and Equipment	(286,703)	2,023
Notes Receivable	(634,772)	—
Intangible Assets	—	(33,822)

Net Cash Used in Investing Activities	(921,475)	(31,799)

Cash Flows from Financing Activities
Proceeds from (Repayment of) Bank Loans	2,415,459	(1,899)

Net Cash (Used in) Provided by Financing Activities	2,415,459	(1,899)

Net Change in Cash and Cash Equivalents	(119,808)	760
Cash and Cash Equivalents – Beginning of Period	729,875	—

Cash and Cash Equivalents – End of Period	$610,067	$760

SUPPLEMENTARY CASH FLOWS DISCLOSURES
Interest Paid	$60,452	$80,101
Taxes Paid	$—	$—

The accompanying notes are an integral part of these financial statements.

12

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(Formerly Known as The Enchanted Village, Inc.)
Ruian City, Zhejiang Province,
People’s Republic of China

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

NOTE 1-ORGANIZATION / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements include all adjustments of a normal and recurring nature which, in the opinion of Company’s management, are necessary to present fairly the Company’s financial position as of March 31, 2005 and the results of its operations and cash flows for the three months ended March 31, 2005 and 2004.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission.  These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Company’s annual report on Form 10-KSB to the Securities and Exchange Commission for the year ended December 31, 2004.

Description of Business

SORL Auto Parts (“the Company”) is principally engaged in the manufacture and distribution of automotive air brake valves and hydraulic brake valves for vehicles weighing more than three tons, such as trucks, vans and buses, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited (Ruian) in the PRC. The subsidiary distributes products both in China and internationally under SORL Auto Parts trademarks. The Company’s product range includes 36 categories of brake valves with over 800 different specifications. The Company is rated as one of the top 100 auto component suppliers in China.

REORGANIZATION

          In March 2004, pursuant to a Joint Venture Agreement between the Ruili Group Co., Ltd., a PRC corporation (“Ruili Group”), and Fairford Holdings, Inc., a Hong Kong Company (“Fairford”), the parties formed a sino-foreign joint venture (the “Joint Venture”) under the name Ruili Group Ruian Auto Parts Co. Ltd., of which Fairford owned 90% and the Ruili Group owned 10%.  The shareholders and their respective equity interests in Fairford and the Ruili Group were identical.  In connection with its formation, the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000.  The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm.  Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture.  The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

          In May 2004, pursuant to the terms of a Share Exchange Agreement (the “Exchange Agreement”) dated as of April 4, 2004, among the Company, Keating Reverse Merger Fund, LLC, Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi (collectively, the “Sellers”); and Fairford, the Company acquired from the Sellers (the “Acquisition”) all of the issued and outstanding equity interests of Fairford (the “Fairford Shares”).  As consideration for the Fairford Shares, the Company issued 1,000,000 shares of its Series A Convertible Preferred Stock, which were convertible into an aggregate of the 194,305,800 shares of common stock.  The consideration for the Acquisition was determined through arms length negotiations between the management and the Fairford Sellers.  As a result of the Acquisition, the Fairford Sellers acquired approximately 97.5% of the Company’s common stock on an as converted basis.

13

          A current report on Form 8-K was filed on May 24, 2004 to present the financials of the predecessor company (Ruili Group) for the years ended December 31, 2003 and 2002.  The historical financial statements filed with the 8-K reflected the assets and liabilities of both the Transferred Business and the non-transferred business.

          Subsequent to the transfer and reorganization that occurred in March, 2004, the Company began presenting its financial statements as that of the successor company, being only those assets, liabilities, results of operations, and cash flows relating to the Transferred Business.  Prior periods were restated to reflect comparable prior period results of the Transferred Business.

BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

          The financial statements for the periods ended March 31, 2005 and 2004 have been prepared to present the financial position, results of operations and cash flows of the continuing business of SORL Auto Parts, Inc.  The financial statements reflect the accounts of the “transferred business” (as described in the preceding paragraphs titled “REORGANIZATION”), from the Ruili Group to the Joint Venture.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting method - The Company uses the accrual method of accounting for financial statement and tax return purposes.

Principles of Consolidation

The consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries.  All significant intercompany balances and transactions have been eliminated in the consolidation.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared.  Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management.  Actual results could differ from those estimates.

Fair value of financial instruments - For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals, the carrying amounts approximate fair values due to their short maturities.

Related party transactions - A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Financial Risk Factors and Financial Risk Management

(i) Credit risks - The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Company had one customer that accounted for more than 10% of its revenues representing approximately 16% of its total revenues for 2004. The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

(ii) Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

(iii) Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 5% per annum.  The Company’s income and cash flows are substantially independent of changes in market interest rates.  The Company has no significant interest-bearing assets.  The Company’s policy is to maintain all of its borrowings in fixed rate instruments.

14

Cash and cash equivalents - The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.  The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is provided using the straight-line method over the assets estimated useful life for periods ranging from five to ten years.  Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained form the use of the asset beyond its originally assessed standard of performance.  Routine repairs and maintenance are expensed when incurred.  Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

Impairment of long-lived assets - Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value.  If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

Intangible assets - Intangible assets represent technology know-how.  Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less any impairment losses. Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

Trade receivables and allowance for bad debts - The Company presents trade, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility. Trade receivables generated from credit sales have general credit terms of 6 months.  The allowances are calculated based on detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company’s customer base. The Company reviews a customer’s credit history before extending credit.  If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Revenue recognition - Revenues from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer. Revenues consist of the invoice value for the sale of goods and services net of value-added tax (“VAT”), rebates and discounts.  The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Supplementary Tax (levied at 4% of net VAT payable).

Shipping and handling fees - Shipping and handling fees are classified as selling expenses.

Research and development expenses - Research and development costs are classified as general and administrative expenses and are expensed as incurred.

Advertising costs - Advertising costs are expensed as incurred and are classified as selling expenses.

Warranty claims - The Company offers product warranties for certain products.  The specific terms and conditions of such warranties vary depending on the product or customer contract requirements.  Warranty claims amounted to approximately $101,533 and $26,079 for the three months ended March 31, 2005 and 2004, respectively.  The Company does not accrue the costs of unsettled product warranty claims because, historically, the amounts have been immaterial to total revenues.

15

Income taxes - The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (“SFAS” No. 109), “Accounting for Income Taxes,” whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

Earnings Per Share - Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Basic weighted average common shares outstanding have been presented to reflect the common shares outstanding as if the recapitalization had taken place on the first day of the earliest period presented.  Weighted average common shares used in the computation of fully diluted earnings per share are the same for the three months ended March 31, 2005 and 2004

Foreign currency translation - The reporting currency of the Company is U.S. dollars and the financial records are maintained and the financial statements are prepared in Renminbi (“RMB”).  Transactions in other currencies are translated into the reporting currencies at exchange rates prevailing at the time of the transactions.  Monetary assets and liabilities denominated in other currencies at the balance sheet date are re-translated at exchange rates prevailing at that date. Non-monetary assets and liabilities in other currencies are translated at historical rates.  Exchanges differences are recognized in the income statement in the period in which they arise.

Recently Issued Accounting Standards - Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  FIN 46 does not have any impact on the financial position or results of operations of the Company.

In April 2003, the FASB issued SFAS No. 149, “Accounting for Amendment of statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB  Statement No. 133, accounting for Derivative Instruments and Hedging Activities.  This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively. This statement does not affect the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  This statement does not affect the Company.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 151”).  This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  SFAS 151 requires that those items be recognized as current-period charges.  In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities.  The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006.  The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

16

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”).  SFAS 123R revises FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period).  SFAS 123R is effective for non-small business issuers for fiscal years beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended December 31, 2006.  Retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required.  The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The following related party transactions occurred for the quarter ended March 31, 2005: the company purchased $2.6M finished products and $0.6M packaging materials from Ruili Group; sold $1.4M products to Ruili Group. There was no any related party transaction for the quarter ended on March 31, 2004.

NOTE 3 - TRADE RECEIVABLES

The changes in the allowance for doubtful accounts at March 31, 2005 are summarized as follows:

Beginning balance	68,384
Add: provision for current quarter	—
Less: Accounts written off	—
Ending balance	68,384

The company has general credit terms of 6 months.  As of March 31, 2005, the collections of trade receivables have been 90 days.  Hence, no additional allowance is provided for the 3 months then ended.

The company’s trade receivables are summarized as follows:

Trade Receivables	17,279,880
Less: Allowance for doubtful accounts	(68,384)
Trade Receivables, Net of Provision	17,211,496

NOTE 4 – INVENTORIES

On March 31, 2005, inventories consist of the following:

Raw Material	578,643
Work in process	731,398
Finished Goods	454,399
Total Inventory	1,764,440

17

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

On March 31, 2005, Property, plant and equipment consisted of the following:

Machinery	6,970,380
Mould	643,242
Office equipment	68,305
Vehicle
Less: Accumulated depreciation	(2,355,367)
Fixed Assets, net	5,449,132

Depreciation expense charged to operations was $190,225 for the quarter ended March 31, 2005.

NOTE 6 - BANK BORROWINGS

The loans were borrowed from the banks and are guaranteed by Ruili Group Corporation, in China, a related party. These bank borrowings were from the local banks or financial institutions and were for the financing of general working capital.  Interest was charged at approximately 5% per annum.

NOTE 7 - OTHER TAXES

Other taxes consisted of the following, on March 31, 2005:

VAT Payablealance	805,299
Education Surtax	3,221
City Construction Tax	—

NOTE 8 - INCOME TAXES

The Company registered in the PRC is subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in their PRC statutory financial statements in accordance with relevant income tax laws.  According to applicable tax laws regarding Sino-Foreign Joint Venture Manufacturers, the Company is exempted from income taxes in the PRC for the quarters ended March 31, 2005. Thereafter, the Company is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the following three years ending in 2008.

NOTE 9 - LEASES

The Company has a lease agreement with the Ruili Group Co., Ltd., a related party, for the rental of a manufacturing plant. The lease is for an eleven year term ending in February 2014. Rent expense for the quarters ended March 31, 2005 and 2004 was $109,752 and $109,752 respectively.

Future minimum rental payments as of each fiscal year end are as follows:

2005	2006	2007	2008	2009	Thereafter

$ 439,009	$439,009	$439,009	$439,009	$439,009	$1,829,204

for a total of $ 4,024,249.

18

EXHIBIT 31.1

Certification of Chief Executive Officer
pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

          I, Xiao Ping Zhang, certify that:

          (1)          I have reviewed this Amendment No. 2 to Form 10-Q/A of SORL AUTO PARTS, INC.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

          (4)          The issuer’s other certifying  officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

                         (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                         (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted  accounting principles;

                         (c)          Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                         (d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

          (5)          The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

                         (a)          All significant deficiencies and material weaknesses in the design or operation of internal  control over financial  reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

                         (b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2006
/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Accounting Officer
pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

          I, Zong Yun Zhou, certify that:

          (1)          I have reviewed this Amendment No. 2 to Form 10-Q/A of SORL AUTO PARTS, INC.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

          (4)          The issuer’s other certifying  officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

                         (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                         (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted  accounting principles;

                         (c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                         (d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

          (5)          The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

                         (a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial  reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

                         (b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2006
/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Executive Officer

EXHIBIT 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Xiao Ping Zhang, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Amendment No. 2 to Quarterly Report of SORL AUTO PARTS, INC. on Form 10-Q/A for the fiscal quarter ended March 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of SORL AUTO PARTS, INC.

Dated: March 29, 2006
/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION OF THE PRINCIPAL ACCOUNTING OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Zong Yun Zhou, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Amendment No. 2 to Quarterly Report of SORL AUTO PARTS, INC. on Form 10-Q/A for the fiscal quarter ended March 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of SORL AUTO PARTS, INC.

Dated: March 29, 2006
/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
Amendment No. 2

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from _________________ to _________________

Commission file number  000-11991

SORL AUTO PARTS, INC.

(Exact name of issuer as specified in its charter)

DELAWARE	30-0091294

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

No. 1169 Yumeng Road Ruian Economic Development District Ruian City, Zhejiang Province People’s Republic Of China

(Address of principal executive offices)

86-577-65817720

(Issuer’s telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

As of August 11, 2005 there were 13,285,867 shares of Common Stock outstanding

- i -

PART I
FINANCIAL INFORMATION

Item 1.     Financial Statements

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Balance Sheets
June 30, 2005 and December 31, 2004

	June 30, 2005		December 31, 2004

	(Unaudited)		(Audited)
Assets
Current Assets
Cash and Cash Equivalents	US$	317,030	US$	729,875
Trade Receivables, Net of Provision		18,988,834		12,595,905
Notes Receivable		934,783		129,675
Inventory		2,604,395		1,875,300
Prepayments		1,810,466		1,404,710
Other Currents (Receivables, or discontinued operations)		62,742		393,300

Total Current Assets		24,718,250		17,128,765
Fixed Assets
Property, Plant and Equipment		8,590,023		7,517,796
Less: Accumulated Depreciation		(2,554,240)		(2,165,142)

Fixed Assets, Net		6,035,783		5,352,654
Other Assets
Loans Receivable		0		0
Intangible Assets		43,173		43,174
Less: Accumulated Amortization		(8,013)		(4,454)
Intangible Assets, Net		35,160		38,720
Other LT Assets (Discontinued Operations)		0		0

Total Other		35,160		38,720

Total Assets	US$	30,789,193	US$	22,520,139

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	US$	5,101,678	US$	4,717,655
Deposit Received from Customers		1,499,868		861,624
ST Bank Loans		8,174,590		4,830,918
Accrued Expenses		221,866		625,769
Other Current Liabilities		1,075,428		0
Total Current Liabilities		16,073,430		11,035,966
Long-Term Liabilities
LT Bank Loans		0		0
Other LT Liabilities		0		0

Total Liabilities		16,073,430		11,035,966

Minority Interest		1,471,577		1,148,418
Shareholders’ Equity
Common Stock		26,574		26,565
Paid In Capital		4,082,237		4,082,246
Reserves		0		0
Retained Earnings (Deficit)		9,135,375		6,226,944

		13,244,186		10,335,755

Total Liabilities and Shareholders’ Equity	US$	30,789,193	US$	22,520,139

The accompanying notes are an integral part of these financial statements.

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Operations
For The Second Quarter Ended on June 30, 2005 and 2004

	2005 Q2		2005 YTD	2004 Q2		2004 YTD

Sales	US$	14,924,151	29,440,016	US$	11,340,173	20,409,618
Cost of Sales		11,561,779	22,857,952		8,686,430	15,525,677

Gross Profit		3,362,372	6,582,064		2,653,743	4,883,941
Expenses:
Selling and Distribution Expenses		954,666	1,881,755		387,736	1,012,874
General and Administrative Expenses		652,039	1,206,293		839,266	1,408,171
		0	0		0	0

Total Expenses		1,606,705	3,088,048		1,227,002	2,421,045
Operating Income		1,755,667	3,494,016		1,426,741	2,462,896
Financial Expenses		(126,348)	(186,800)		(76,267)	(156,175)
Other Income		0	0		0	0
Non-Operating Expenses		(66,473)	(75,626)		(36,187)	(36,187)

Income (Loss) Before Provision for Income Taxes		1,562,846	3,231,590		1,314,287	2,270,534
Provision for Income Taxes		0	0		0	0

Net Income Before Minority Interest	US$	1,562,846	3,231,590	US$	1,314,287	2,270,534

Minority Interest		156,285	323,159		131,428	227,053

Net Income Attributable to Shareholders		1,406,561	2,908,431		1,182,859	2,043,481

Weighted average common share - Basic		13,287,055	13,287,055		13,282,253	13,282,253
Weighted average common share - Diluted		13,287,055	13,287,055		13,282,253	13,282,253
EPS -Basic		0.11	0.22		0.09	0.15
EPS -Diluted		0.11	0.22		0.09	0.15

The accompanying notes are an integral part of these financial statements.

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For The Second Quarter Ended on June 30, 2005 and 2004

	Number of Common Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Shareholders’ Equity	Minority Interest

Beginning Balance - Dec 31, 2003	12,953,720	25,908	26,858,092	1,420,000	28,304,000	—
Corporate Reorganization:
Distribution of Discontinued Operations to Shareholders	—	—	(22,775,189)	—	(22,775,189)	—
Acquisition of Enchanted Village	328,533	657	(657)	—	—	—
Capital Contributed by Minority Shareholders	—	—	—	—	—	614,313
Net Income (Loss)	—	—	—	2,043,481	2,043,481	227,053

Ending Balance – June 30, 2004	13,282,253	26,565	4,082,246	3,463,481	7,572,292	841,366

Beginning Balance - Dec 31, 2004	13,282,253	26,565	4,082,246	6,226,944	10,335,755	1,148,418
Common Stock – Adjustment for fractional shares	4,802	9	(9)	—	—	—
Net Income (Loss)	—	—	—	2,908,431	2,908,431	323,159

Ending Balance – June 30, 2005	13,287,055	26,574	4,082,237	9,135,375	13,244,186	1,471,577

Note:     Common stock has a par value of $0.002

The accompanying notes are an integral part of these financial statements.

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For The Six Months Ended on June 30, 2005 and 2004

	2005		2004

Cash Flows from Operating Activities
Net Income (Loss)	US$	2,908,431	US$	2,043,481
Adjustments to reconcile net income (loss) to net cash from operating activities:
Loss from Sale/Disposal of Assets		0		0
Amortization		3,559		(4,228)
Depreciation		389,098		173,948
Changes in Assets and Liabilities:
Trade Receivables		(6,392,929)		(9,343,024)
Notes Receivables		(805,108)		(302,065)
Other Receivables		330,558		(20,846)
Inventory		(729,095)		54,546
Prepayments, Deposits, and Other Current Assets		(405,756)		2,042,988
Trade Payables		384,023		4,532,656
Deposits Received from Customers		638,244		611,534
Other Payables and Accrued Expenses		671,525		249,435
Minority Interest		323,159		227,053

Net Cash Flows from Operating Activities		(2,684,291)		265,478
Cash Flows from Investing Activities
Acquisition of Property and Equipment		(1,072,227)		(53,112)
Investment in Intangible Assets		0		(28,343)
Investing in Activities - Discontinued Ops		0		0

Net Cash Flows from Investing Activities		(1,072,227)		(81,455)
Cash Flows from Financing Activities
Proceeds from Borrowings		3,343,672		(1,899)
Proceeds from Share Issuance		0		25,917
Paid-in Capital Increase		0		(9)

Net Cash Flows from Financing Activities		3,343,672		24,009
Net Increase (Decrease) in Cash		(412,845)		208,032
Cash - Beginning of Term		729,875		0

Cash - End of Term	US$	317,030	US$	208,032

Supplemental Cash Flow Disclosures:
Interest Paid		177,015		153,135
Tax Paid		0		0

Supplemental Disclosures of Non-Cash Investing and Financing Activities
Cash Balance per Current Balance Sheet		317,030		208,032
Check		(0)		(0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF BUSINESS

          SORL Auto Parts is principally engaged in the manufacture and distribution of automotive air brake valves and hydraulic brake valves for vehicles weighing more than three tons, such as trucks, vans and buses, through its 90% ownership of Ruili  Group Ruian Auto Parts Company Limited (Ruian) in the PRC.  The subsidiary  distributes products both in China and internationally under SORL Auto Parts  trademarks.  The Company’s product range includes 36 categories of brake valves with over 800 different specifications.  The Company is rated as one of the top 100 auto component suppliers in China.

REORGANIZATION

          In March 2004, pursuant to a Joint Venture Agreement between the Ruili Group Co., Ltd., a PRC corporation (“Ruili Group”), and Fairford Holdings, Inc., a Hong Kong Company (“Fairford”), the parties formed a sino-foreign joint venture (the “Joint Venture”) under the name Ruili Group Ruian Auto Parts Co. Ltd., of which Fairford owned 90% and the Ruili Group owned 10%.  The shareholders and their respective equity interests in Fairford and the Ruili Group were identical.  In connection with its formation, the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, plant and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000.  The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm.  Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture.  The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

          In May 2004, pursuant to the terms of a Share Exchange Agreement (the “Exchange Agreement”) dated as of April 4, 2004, among the Company, Keating Reverse Merger Fund, LLC, Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi (collectively, the “Sellers”); and Fairford, the Company acquired from the Sellers (the “Acquisition”) all of the issued and outstanding equity interests of Fairford (the “Fairford Shares”).  As consideration for the Fairford Shares, the Company issued 1,000,000 shares of its Series A Convertible Preferred Stock, which were convertible into an aggregate of the 194,305,800 shares of common stock.  The consideration for the Acquisition was determined through arms length negotiations between the management and the Fairford Sellers.  As a result of the Acquisition, the Fairford Sellers acquired approximately 97.5% of the Company’s common stock on an as converted basis.

          A current report on Form 8-K was filed on May 24, 2004 to present the financials of the predecessor company (Ruili Group) for the years ended December 31, 2003 and 2002.  The historical financial statements filed with the 8-K reflected the assets and liabilities of both the Transferred Business and the non-transferred business.

          Subsequent to the transfer and reorganization that occurred in March, 2004, the Company began presenting its financial statements as that of the successor company, being only those assets, liabilities, results of operations, and cash flows relating to the Transferred Business.  Prior periods were restated to reflect comparable prior period results of the Transferred Business.

BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

          The financial statements for the periods ended June 30, 2005 and 2004 have been prepared to present the financial position, results of operations and cash flows of the continuing business of SORL Auto Parts, Inc.  The financial statements reflect the accounts of the “transferred business” (as described in the preceding paragraphs titled “REORGANIZATION”), from the Ruili Group to the Joint Venture.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING METHOD - The Company uses the accrual method of accounting for financial statement and tax return purposes.

PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries.  All significant intercompany balances and transactions have been eliminated in the consolidation.

          USE OF ESTIMATES - The preparation of financial statements in conformity with U.S.  generally accepted accounting principles requires management to make estimates  and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements  and the reported amounts of revenues and expenses during the reporting period.  Management makes its best estimate of the ultimate outcome for these items based on  historical trends and other information available when the financial statements are prepared.  Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management.  Actual results could differ from those estimates.

          FAIR VALUE OF FINANCIAL INSTRUMENTS.  For certain of the Company’s financial instruments, including cash and cash  equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals,  the carrying amounts approximate fair values due to their short maturities.

          RELATED PARTY TRANSACTIONS - A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

          FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT - The Company is exposed to the following risk factors:

          (i)          Credit risks - The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Company has two customers that respectively account for more than 7% of its total revenues for the period.  The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

          (ii)         Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

          (iii)        Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 5.58% per annum.  The Company’s income and cash flows are substantially independent of changes in market interest rates.  The Company has no significant interest-bearing assets.  The Company’s policy is to maintain all of its borrowings in fixed rate instruments.

          CASH AND CASH EQUIVALENTS - The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

          INVENTORIES - Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis.  Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.  The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.  Depreciation is provided using the straight-line method over the assets estimated useful life for periods ranging from five to ten years.  Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained form the use of the asset beyond its originally assessed standard of performance.  Routine repairs and maintenance are expensed when incurred.  Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

          IMPAIRMENT OF LONG-LIVED ASSETS - Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value.  If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the  difference between the carrying value and fair value.  Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.  Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

          INTANGIBLE ASSETS - Intangible assets represent technology know-how.  Intangible assets are measured initially at cost.  Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably.  After initial recognition, intangible assets are measured at cost less any impairment losses.  Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives

          TRADE RECEIVABLES AND ALLOWANCE FOR BAD DEBTS - The Company presents trade receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility.  Trade receivables generated from credit sales have general credit terms of 45 to 60days.  The allowances are calculated based on detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company’s customer base.  The Company reviews a customer’s credit history before extending credit.  If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

          REVENUE RECOGNITION - Revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer.  Revenue consist of the invoice value for the sale of goods and services net of value-added tax (“VAT”), rebates and discounts.  The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Surtax (levied at 4% of net VAT payable).

          INCOME TAXES - The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (“SFAS” No.  109), “Accounting for Income Taxes,” whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities  that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect  taxable income.  Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

          FOREIGN CURRENCY TRANSLATION - The reporting currency of the Company is U.S.  dollars and the financial records are maintained and the financial statements are prepared in Chinese Renminbi  (“RMB”).  Transactions in other currencies are translated into the reporting currencies at exchange rates prevailing at the time of the transactions.  Monetary assets and liabilities denominated in other currencies at the balance sheet date are re-translated at exchange rates prevailing at that date.  Non-monetary assets and liabilities in other currencies are translated at historical rates.

RECENTLY ISSUED ACCOUNTING STANDARDS

          Interpretation No.  46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No.  51” (FIN 46).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  FIN 46 does not have any impact on the financial position or results of operations of the Company.

          In April 2003, the FASB issued SFAS No.  149, “Accounting for Amendment of statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including  certain derivative instruments embedded in other contracts and for hedging  activities under FASB Statement No.  133, accounting for Derivative Instruments and Hedging Activities.  This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively.  This statement does not affect the Company.

          In May 2003, the FASB issued SFAS No.  150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes  standards for how an issuer classifies and measures certain financial instruments with  characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  This statement does not affect the Company.

          In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No.  151 “Inventory Costs - an amendment of ARB No.  43, Chapter 4” (“SFAS 151”).  This statement amends the guidance in ARB No.  43, Chapter 4, “Inventory Pricing,” to clarify the accounting  for abnormal amounts of idle facility expense, freight, handling costs, and wasted  material (spoilage).  SFAS 151 requires that those items be recognized as current-period charges.  In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities.  The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006.  The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

          In December 2004, the FASB issued SFAS No.  123R, “Share-Based Payment” (“SFAS 123R”).  SFAS 123R revises FASB Statement No.  123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No.  25 “Accounting for Stock Issued to Employees”.  SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the  requisite  service  period).  SFAS 123R is effective for non-small business issuers for fiscal years beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended December 31, 2006.  Retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required.  The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

ACCOUNT DETAILS

1.       RESEARCH AND DEVELOPMENT EXPENSES

          Research and development costs are expensed as incurred.  They amounted to approximately $49,496 and $10,109 for the two quarters ended June 30, 2005 and 2004, respectively.

2.       RELATED PARTY TRANSACTIONS

          The following related party transactions occurred for the two quarters ended June 30, 2005: the company purchased $7M finished products and $0.5M packaging materials from Ruili Group; sold $1.9M products to Ruili Group.  The company purchased $1M finished products from Ruili Group for the two quarters ended on June 30, 2004.

3.       TRADE RECEIVABLES

          The change in the allowance for doubtful accounts at June 30, 2005 and 2004 are summarized as follows:

	2005	2004

Beginning balance	68,384	—
Add: provision for current quarter	14,949	—
Less: Accounts written off	—	—

Ending balance	83,333	—

          The company’s trade receivables are summarized as follows:

	2005	2004

Trade Receivables	19,072,167	12,505,509
Less: Allowance for doubtful accounts	(83,333)	—

Trade Receivables, Net of Provision	18,988,834	12,505,509

4.       INVENTORIES

          On June 30, 2005 and 2004, inventories consist of the following:

	2005	2004

Raw Material	950,644	162,161
Work in process	664,948	601,805
Finished Goods	988,803	1,018,488

Total Inventory	2,604,395	1,782,454

5.       PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment consisted of the following, on June 30, 2005 and 2004:

	2005	2004

Machinery	7,331,785	5,964,618
Mould	1,017,914	1,015,016
Office equipment	96,894	—
Vehicle	143,430	—
Less: Accumulated depreciation	(2,554,240)	(1,803,470)

Fixed Assets, net	6,035,783	5,176,164

          Depreciation expense charged to operations was $389,098 and $173,948 for the two quarters ended June 30, 2005 and 2004, respectively.

6.       BANK BORROWINGS

          The loans were borrowed from the banks and are guaranteed by Ruili Group Corporation, China, a related party.  These bank borrowings were from the local banks or financial institutions and were for the financing of general working capital.  Interest was charged at approximately 5% per annum.

7.       INCOME TAXES

          The Company registered in the PRC is subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in their PRC statutory financial statements in accordance with relevant income tax laws.  According to applicable tax laws regarding Sino-Foreign Joint Venture Manufacturers, the Company is exempted from income taxes in the PRC for the two quarters ended June 30, 2005 and 2004.  Thereafter, the Company is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the following three years ending in 2008.

8.       OTHER TAXES

          Other taxes consisted of the following, on June 30, 2005 and 2004:

	2005	2004

VAT Payable	6,467	142,654
Education Surtax	697	5,914
City Construction Tax	—	—

9.       LEASES

          The Company has a lease agreement with the Ruili Group Co., Ltd., a related party, for the rental of a manufacturing plant.  The lease is for an eleven year term ending in February 2014.  Rent expense for the two quarters ended June 30, 2005 and 2004 was $219,504 and $219,504 respectively.

          Future minimum rental payments as of each fiscal year end are as follows:

2005	2006	2007	2008	2009	Thereafter

$219,505	$439,009	$439,009	$439,009	$439,009	$1,829,204

in total of $ 3,804,745.

10.     ADVERTISING COSTS

          Advertising costs are expensed as incurred and are classified as selling expenses.  Advertising costs accounted to approximately $16,957 and $1,334 for the two quarters ended June 30, 2005 and 2004, respectively.

SUBSEQUENT EVENT

          The People’s Bank of China, China’s central bank, recently announced that with approval from the State Council, and beginning from July 21, 2005, China will implement a regulated, managed floating exchange rate system based on market supply and demand and in reference to a package of currencies.  Current US Dollar exchange rate is 8.11 to Chinese RMB, a 2% drop compared with 8.28, the exchange rate prior to July 21, 2005.  This change of exchange rate will have no material impact to the overall operation of the Company.  However, since export revenues have accounted for 30% of the total sales, the company will monitor closely the changes in cost and selling price in order to make strategic decisions in a proper way and timely manner.

Item 2.     Management’s Discussion And Analysis or Plan of Operation.

          The following is management’s discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management.  This report includes  forward-looking statements.  Generally, the words “believes,” “anticipates,” “may,” “will,” “should,” “expect,” “intend,” “estimate,” “continue,” and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements.  Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected.  Undue reliance should not be place on these forward-looking statements  that speak only as of the date hereof.  We undertake no obligation to update these forward-looking statements.

          The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10-Q/A.

OVERVIEW

          On May 10, 2004, we acquired all of the issued and outstanding equity interests of Fairford Holdings Limited, a Hong Kong limited liability company.  Until we acquired Fairford, we had only nominal assets and liabilities and limited business operations.  Although Fairford became our wholly-owned subsidiary following the acquisition, because the acquisition resulted in a change of control, the acquisition  was recorded as a “reverse merger” whereby Fairford is considered to be the accounting acquirer.  As such, the following results of operations are those of Fairford.

          Fairford was organized in Hong Kong as a limited liability company on November 3, 2003.  Fairford owns 90% of the equity interest of Ruili Group Ruian Auto Parts Co., Ltd., a Sino-foreign joint venture (the “Joint Venture”) established pursuant to the laws of the People’s Republic of China (“PRC” or “China”).  The Joint Venture is a joint venture between Fairford and Ruili Group Co., Ltd. (the “Ruili Group”).

          The Ruili Group was incorporated in the PRC in 1987 to specialize in the development, production and sale of various kinds of automotive parts.  Its headquarters are located in the Ruian District of Wenzhou City, one of the leading automotive parts manufacturing centers of China with more than 1400 auto parts manufacturing companies.  Its major product lines include valves for air brake systems, auto metering products, auto electric products, anti-lock brake systems and retarders.  Some of those products were developed and are manufactured through affiliated companies of Ruili Group.  Due to its leading position in the industry, the Chairman of the Ruili Group, Mr. Xiao Ping Zhang, has been elected as the Chairman of Wenzhou Auto Parts Association, one of the leading auto parts trade associations in China.  Mr. Zhang is also Chairman and Chief Executive Officer of the Company.  The Joint Venture was established in the PRC on March 4, 2004 as a Sino-foreign joint venture company with limited liability by the Ruili Group and Fairford.  Fairford and Ruili Group contributed 90% and 10%, respectively, of the paid-in capital in the aggregate amount of US$7,100,000.

          In connection with its formation, effective January 19, 2004, the Joint Venture acquired the business of the Ruili Group relating to the manufacture and Sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business  including trade receivables, inventories, plant and machinery, and the assumption of  short and long term borrowings, at a consideration of US$6,390,000.  The consideration was based on a valuation by an independent PRC valuation firm.  Fairford then injected these assets and liabilities as a capital contribution for its 90% interest in the Joint Venture.  The Ruili Group also transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the relevant assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of such Business when it was owned by the Ruili Group.

          Pursuant to the formation of the Joint Venture, on January 17, 2004, the Ruili Group and Fairford signed a binding Joint Venture agreement (the “JV Agreement”).  Pursuant to the JV Agreement, the Board of Directors consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member.  The majority of the Board has decision making authority with respect to operating matters.  As a result, Fairford maintains operating control over the Joint Venture.

          As a result of the foregoing, through Fairford’s 90% interest in the Joint Venture, the Company manufactures and distributes automotive air brake valves and hydraulic brake valves in China and internationally for use primarily in vehicles weighing over three tons, such as trucks, vans and buses.  There are thirty-six categories of valves with over eight hundred different specifications.  Management believes that it is the largest manufacturer of automotive brake valves in China.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

          Below is a description of accounting policies, which we consider critical to the preparation and understanding of our financial statements.  In addition, certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared.  Actual results may differ from these estimates under different assumptions or conditions.  The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements.  We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.  We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

ACCOUNTING METHOD

          The Company uses the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The Company presents trade receivables, net of allowances for doubtful accounts.  The allowances are calculated based on review of individual customer accounts.

INVENTORIES

          Inventories are stated at the lower of cost or net realizable value.  Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition.  The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed moving-average cost if it exceeds the net realizable value.

INCOME TAXES

          Taxes are calculated in accordance with taxation principles currently effective in the PRC.  The Company accounts for income taxes using the liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

          Under a Tax Holiday, the Company is granted exemption form income tax for two years commencing from the first cumulative profit-making year and 50% reduction in the local income tax rate in the following three years.  2004 is the first accumulative profit-making year.  SORL is entitled to a 50% income tax reduction in 2006, 2007 and 2008.  Thereafter, the applicable income tax rate is 26.40% in Wenzhou city which is located in the coastal economic development zones.

REVENUE RECOGNITION

          In accordance with the provisions of Staff Accounting Bulletin No.  103, revenue is recognized when merchandise is shipped and title passes to the customer and collectibility is reasonably assured.  Revenues consist of the invoice value of the sale of goods and services net of value added tax, rebates and discounts.  The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Tax.

          The Company does not receive revenue for shipping and handling to customers.  Shipping and handling expenses incurred by the Company are included in selling and administrative expenses in the accompanying consolidated statements of income.

CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable.  The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral.  In order to determine the value of the Company’s accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses.  Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable.

RESULTS OF OPERATIONS

(1)     FOR THE THREE MONTHS ENDED JUNE 30, 2005 AND 2004

          SALES

          Sales for the quarter ended June 30, 2005 increased by US$3.6 million or 31% to US$14.9 million, primarily as a result of a 30% increase in the volume of total products shipped, from 1.11 million units to 1.44 units between the two periods.  While domestic market demand, especially in the replacement market, remained strong, revenues from the export business increased at a much higher rate.  Total export revenue for the quarter ended June 30, 2005 increased by US$3.2 million or 176% to US$5 million, accounting for approximately one third of total sales for the quarter.  The Company continues its efforts in international marketing to acquire new customers, including advertising in professional newspapers and magazines, and attending exhibitions in the U.S., Brazil and Germany.  The Company continues to develop new products and provide additional specifications to its existing customer base.

          COST OF SALES

          Cost of sales for the quarter ended June 30, 2005 increased to $11.6M from $8.7M for the quarter ended June 30, 2004, or 32% increase.  The cost increase was in line with the increase of sales revenue.

          GROSS PROFIT

          Gross profit for the quarter ended June 30, 2005 increased by $0.7M to US$3.4M from US$2.7M for the quarter ended June 30, 2004.  This improvement in gross profit was primarily due to the increase in the sales both in the domestic and international market.  The gross profit margin remained the same, 23%, for the two quarters.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

          Selling, general and administrative expenses for the quarter ended June 30, 2005 was $1.6M or 11% of total net sales compared to $1.2M or 11% of total net sales for the quarter ended June 30, 2004.  The increase of the expenses was in line with the growth of the business.

          DEPRECIATION AND AMORTIZATION

          Depreciation and amortization expense increased to $201k during the quarter ended June 30, 2005, comparing the quarterly depreciation & amortization expense of $120k in the previous year.  The increase was primarily attributable to the fact that the Company had over $1M asset acquisitions in 2005.

          INTEREST EXPENSE

          Interest expense for the quarter ended June 30, 2005 increased by $34k to $117k from $73k for the quarter ended June 30, 2004.  The increase in interest expense is due to the higher debt balance over the year.

          INCOME TAX

          There was no income tax for both the quarters ended June 30, 2005 and 2004.  As a result of the Joint Venture (i.e.  Ruili Group Auto Parts Co., Ltd.) obtaining its foreign joint-venture status in 2004, it is exempted from PRC income tax in both fiscal 2004 and 2005.

          MINORITY INTEREST

          Minority Interest represents a 10% non-controlling interest in the company.  Minority Interest in income amounted to US$156k and US$132k for quarters ended June 30, 2005 and 2004, respectively.

          NET INCOME

          The net income for the quarter ended June 30, 2005 increased by $0.2M, or 19% to a net income of US$1.4M from a net income of US$1.2M for the quarter ended June 30, 2004 due to the factors discussed above.

(2)     FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

          SALES

          Sales for the two quarters ended June 30, 2005 increased by US$9 million or 44% to US$29.4 million, primarily as a result of the increase in the volume of the Company’s products shipped attributable in substantial part to an increase in export sales.  Export sales increased by approximately 91% from the comparable period.  Export growth is primarily attributed to continuing market efforts and new products development.

          COST OF SALES

          Cost of sales for the two quarters ended June 30, 2005 increased to $22.9M from $15.5M for the two quarters ended June 30, 2004, or 47% increase. The cost increase was in line with the a corresponding increase in sales volume as well as more products being purchased from outside vendors which carry higher costs than the products manufactured internally.

          GROSS PROFIT

          Gross profit for the two quarters ended June 30, 2005 increased by $1.7M or 34 % to US$6.6M from US$4.9M for the two quarters ended June 30, 2004. This increase in gross profit was primarily due to the increase in the sales both in the domestic and international market. The gross profit margin dropped 2% from 24% in the first half of 2004 to 22% in current two quarters. This decrease was due to the fact that 22% of the Company’s gross sales were from products that were purchased from outside vendors as opposed to products manufactured internally, which carried lower cost and higher profit margins.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

          Selling, general and administrative expenses for the two quarters ended June 30, 2005 was $3.1M or 10% of net sales compared to $2.4M or 12% of net sales for the two quarters ended June 30, 2004.  The decrease in selling, general and administrative expenses as a percentage of the net sales was due primarily to the economies of scale resulting from the increase in sales.

          DEPRECIATION AND AMORTIZATION

          Depreciation and amortization expense increased to $393k during the two quarters ended June 30, 2005, comparing the depreciation & amortization expense of $170k in the first half of previous year.

          INTEREST EXPENSE

          Interest expense for the two quarters ended June 30, 2005 increased by $22k to $177k from $153k for the two quarters ended June 30, 2004.  The increase in interest expense was due to the higher debt balance over the year.

          INCOME TAX

          There was no income tax for the two quarters ended June 30, 2005 and 2004.  As a result of the Joint Venture (i.e.  Ruili Group Auto Parts Co., Ltd.) obtaining its foreign joint-venture status in 2004, it is exempted from PRC income tax.

          MINORITY INTEREST

          Minority Interest represents a 10% non-controlling interest in the company.  Minority Interest in income amounted to US$323k and US$132k for the two quarters ended June 30, 2005 and 2004, respectively.

          NET INCOME

          The net income for the two quarters ended June 30, 2005 increased by $0.8M, or 36% to a net income of US$2.9M from a net income of US$2.1M for the two quarters ended June 30, 2004 due to the factors discussed above.

FINANCIAL CONDITION

(1)     LIQUIDITY AND CAPITAL RESOURCES

          OPERATING - The Company’s operations utilized cash resources of $2,684,291 for the six months ended June 30, 2005, as compared to generating cash resources of $265,478 for the six months ended June 30, 2004, primarily as a result of that cash generated in 2005 was consumed to support the increase of receivables and inventory and reduce the accounts payables.

          Accounts receivable for the 6 months ended June 30, 2005 increased by approximately $6,393,000 from $12,595,905 to $18,988,834. the increase is primarily attributable to credit terms of 120 days being extended to OEM customers which exceed the normal credit terms of 45-60 days extended to other customers, in addition to the increase in sales revenue.

          “Days Sales Outstanding” (DSO) which is a common measure of liquidity, is computed by dividing accounts receivable at the balance sheet date by the daily net credit sales during the period. Days sales outstanding for the 6 months ended June 30, 2005 was 116 as compared to 97 days for the year ended December 31, 2004. The increase in the DSO primarily results from the extended terms offered to the OEM customers.

          At June 30, 2005, the Company had cash and cash equivalents of $317,030, as compared to cash and cash equivalents of $208,032 at June 30, 2004.  The Company had working capital of $8,644,820 at June 30, 2005, as compared to a working capital deficiency of $11,007,175 at June 30, 2004, reflecting current ratios of 1.54:1 and 0.84:1, respectively.  The improvement in working capital during the six months ended June 30, 2005 was primarily a result of the growth of profit.

          The Company anticipates that its working capital resources are adequate to fund the anticipated costs and expenses for the remainder of the fiscal year ending December 31, 2005.

          INVESTING - During the six months ended June 30, 2005, the Company utilized $1,072,227 in the acquisition of property and equipment.  During the six months ended June 30, 2004, the Company utilized $81,455 in investing activities, the major components of which were the acquisition of property and equipment of $53,112 and purchasing a software of $28,343.

          FINANCING - During the six months ended June 30, 2005, the Company generated $3,343,672 from bank loans; during the six months ended June 30, 2004, the Company generated $24,009 in financing activities, consisting of the net proceeds from the new issuance of common shares of $25,908.

          At June 30, 2005, the Company does not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

(2)     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          The Company does not have any market risk with respect to such factors as commodity prices, equity prices, and other market changes that affect market risk sensitive investments.

          With respect to foreign currency exchange rates, the Company does not believe that the 2% appreciation or fluctuation of the RMB against the USD would have a detrimental effect on the Company’s operation; even though the Company has almost one third of its revenues attributable to sales outside the PRC since on the one hand in the past the exchange rates to other currencies were fluctuating except for that to the US dollar, and on the other hand, exports to the US are still not material in relation to overall export sales.

          As the Company’s debt obligations are primarily short-term in nature, with fixed interest rates, the Company does not have any risk from an increase in market interest rates.  However, to the extent that the Company arranges new borrowings in the future, an increase in market interest rate would cause a commensurate increase in the interest expense related to such borrowings.

RESULTS OF OPERATIONS

Item 3.     Controls And Procedures

          (a)          Evaluation of Disclosure Controls and Procedures.

          The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that the Company files or submits pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission’s (SEC) rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

          In conjunction with the close of each fiscal quarter and under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company conducts an update, a review and an evaluation of the effectiveness of the Company’s disclosure controls and procedures. It is the conclusion of the Company’s Chief Executive Officer and Chief Financial Officer, based upon an evaluation completed as of the end of the most recent fiscal quarter reported on herein, that the Company’s disclosure controls and procedures were effective.

          (b)          Changes in Internal Controls.

          During the period covered by the Quarterly Report on Form 10-QSB, there were no changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II
OTHER INFORMATION

Item. 6.     Exhibits.

          (a)          Exhibits:

EXHIBIT NO.	DOCUMENT DESCRIPTION

3.1	Articles of Incorporation (1)

3.2	Bylaws (1)

10.1	Share Exchange Agreement and Plan of Reorganization (2)

31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer). (3)

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer). (3)

(1)	Incorporated herein by reference from the Registrant’s Form 10-QSB filed with the Securities and Exchange Commission, File No. 000-11991 on May 28, 2003.

(2)	Incorporated herein by reference from the Registrant’s Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3)	Filed herewith.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 29, 2006	SORL AUTO PARTS, INC.

	By:	/s/ Xiao Ping Zhang

	Name:	Xiao Ping Zhang
	Title:	Chief Executive Officer

EXHIBIT 31.1

Certification of Chief Executive Officer
pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

I, Xiao Ping Zhang, certify that:

(1) I have reviewed this Amendment No. 2 to Form 10-Q/A of SORL AUTO PARTS, INC.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

          (4)          The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

               (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

               (c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

               (d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

          (5)          The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

               (a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2006

/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Accounting Officer
pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

I, Zong Yun Zhou, certify that:

(1) I have reviewed this Amendment No. 2 to Form 10-Q/A of SORL AUTO PARTS, INC.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

          (4)          The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

               (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

               (c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

               (d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

          (5)          The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

               (a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2006

/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Xiao Ping Zhang, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Amendment No. 2 to Quarterly Report of SORL AUTO PARTS, INC. on Form 10-Q/A for the fiscal quarter ended June 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of SORL AUTO PARTS, INC.

Date: March 29, 2006

/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION OF THE PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Zong Yun Zhou, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Amendment No. 2 to Quarterly Report of SORL AUTO PARTS, INC. on Form 10-Q/A for the fiscal quarter ended June 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of SORL AUTO PARTS, INC.

Date: March 29, 2006

/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
Amendment No. 2

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from _____________ to _____________

Commission file number 000-11991

SORL AUTO PARTS, INC.

(Exact name of issuer as specified in its charter)

DELAWARE	30-0091294

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

No. 1169 Yumeng Road Ruian Economic Development District Ruian City, Zhejiang Province People’s Republic Of China

(Address of principal executive offices)

86-577-65817720

(Issuer’s telephone number)

Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

As of November 10, 2005 there were 13,346,555 shares of Common Stock outstanding

- i -

PART I
FINANCIAL INFORMATION

Item 1.          Financial Statements

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Balance Sheets
September 30, 2005 and December 31, 2004

	September 30, 2005		December 31, 2004

	(Unaudited)		(Audited)
Assets
Current Assets
Cash and Cash Equivalents	US$	721,452	US$	729,875
Trade Receivables, Net of Provision		22,864,804		12,595,905
Notes Receivable		432,676		129,675
Inventory		2,720,323		1,875,300
Prepayments		1,296,602		1,404,710
Other Currents (Receivables, or discontinued operations)		180,443		393,300

Total Current Assets		28,216,300		17,128,765
Fixed Assets
Property, Plant and Equipment		9,492,870		7,517,796
Less: Accumulated Depreciation		(2,788,265)		(2,165,142)

Fixed Assets, Net		6,704,605		5,352,654
Other Assets
Intangible Assets		44,078		43,174
Less: Accumulated Amortization		(9,998)		(4,454)
Intangible Assets, Net		34,080		38,720
Other LT Assets (Discontinued Operations)		0		0

Total Other		34,080		38,720

Total Assets	US$	34,954,985	US$	22,520,139

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	US$	3,166,039	US$	4,717,655
Deposit Received from Customers		1,863,476		861,624
ST Bank Loans		11,798,471		4,830,918
Accrued Expenses		553,713		625,769
Other Current Liabilities		844,929		0
Total Current Liabilities		18,226,628		11,035,966
Long-Term Liabilities
LT Bank Loans		0		0
Other LT Liabilities		0		0

Total Liabilities		18,226,628		11,035,966

Minority Interest		1,666,336		1,148,418
Shareholders’ Equity
Common Stock		26,594		26,565
Paid In Capital		4,147,217		4,082,246
Accumulative Other Comprehensive Income (Loss)		281,088		0
Retained Earnings (Deficit)		10,607,122		6,226,944

		15,062,021		10,335,755

Total Liabilities and Shareholders’ Equity	US$	34,954,985	US$	22,520,139

The accompanying notes are an integral part of these financial statements.

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Operations
For The Third Quarter Ended on September 30, 2005 and 2004

	2005 Q3		2005 YTD	2004 Q3		2004 YTD

Sales	US$	16,376,928	45,794,109	US$	12,595,272	33,054,188
Cost of Sales		12,909,886	35,747,428		9,706,939	25,270,118

Gross Profit		3,467,042	10,046,681		2,888,333	7,784,070
Expenses:
Selling and Distribution Expenses		849,854	2,732,863		606,780	1,622,100
General and Administrative Expenses		822,925	2,027,085		536,362	1,947,934

Total Expenses		1,672,779	4,759,948		1,143,142	3,570,034
Operating Income		1,794,263	5,286,733		1,745,191	4,214,036
Financial Expenses		(145,168)	(331,254)		(78,125)	(234,677)
Other Income		0	0		0	0
Non-Operating Expenses		(12,642)	(88,615)		(13,157)	(49,431)

Income (Loss) Before Provision for Income Taxes		1,636,453	4,866,864		1,653,909	3,929,928
Provision for Income Taxes		0	0		0	0

Net Income Before Minority Interest	US$	1,636,453	4,866,864	US$	1,653,909	3,929,928

Minority Interest		163,645	486,686		165,391	297,137

Net Income Attributable to Shareholders		1,472,808	4,380,178		1,488,518	3,632,791

Foreign Currency Translation Adjustment		312,320	312,320		0	0
Minority Interest’s share		31,232	31,232		0	0

Comprehensive Income (Loss)		1,753,896	4,661,266		1,488,518	3,632,791

Weighted average common share - Basic		13,297,055	13,290,388		13,282,253	13,282,253
Weighted average common share - Diluted		13,297,055	13,290,388		13,282,253	13,282,253
EPS -Basic		0.11	0.33		0.11	0.27
EPS -Diluted		0.11	0.33		0.11	0.27

The accompanying notes are an integral part of these financial statements.

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For The Third Quarter Ended on September 30, 2005 and 2004

	Number of Common Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Accumu. Other Comprehensive Income	Shareholders’ Equity	Minority Interest

Beginning Balance - Dec 31, 2003	12,953,720	25,908	26,858,092	1,420,000	—	28,304,000	—
Corporate Reorganization:
Distribution of Discontinued Operations to Shareholders	—	—	(22,775,189)	—	—	(22,775,189)	—
Acquisition of Enchanted Village	328,533	657	(657)	—	—	—	—
Capital Contributed by Minority Shareholders	—	—	—	—	—	—	614,313
Net Income (Loss)	—	—	—	3,632,791	—	3,632,791	297,137
Other Comprehensive Income (Loss)	—	—	—	—	—	—	—

Ending Balance – September 30, 2004	13,282,253	26,565	4,082,246	5,052,791	—	9,161,602	911,450

Beginning Balance - Dec 31, 2004	13,282,253	26,565	4,082,246	6,226,944	—	10,335,755	1,148,418
Common Stock – Adjustment for fractional shares	4,802	9	(9)	—	—	—	—
Common Stock – Issuance for payment financial advisory services	10,000	20	64,980	—	—	65,000	—
Net Income (Loss)	—	—	—	4,380,178	—	4,380,178	486,686
Other Comprehensive Income (Loss)	—	—	—	—	281,088	281,088	31,232

Ending Balance – September 30, 2005	13,297,055	26,594	4,147,217	10,607,122	281,088	15,062,021	1,666,336

Note:     Common stock has a par value of $0.002

The accompanying notes are an integral part of these financial statements.

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For The Nine Months Ended on September 30, 2005 and 2004

	2005		2004

Cash Flows from Operating Activities
Net Income (Loss)	US$	4,380,178	US$	3,632,791
Adjustments to reconcile net income (loss) to net cash from operating activities:
Loss from Sale/Disposal of Assets		0		0
Amortization		5,544		(3,323)
Depreciation		623,123		351,410
Financial Advisory Service expenses paid by issuance Common Stock		65,000		0
Changes in Assets and Liabilities:
Trade Receivables		(10,268,899)		(11,725,129)
Notes Receivables		(303,001)		(1,469,862)
Other Receivables		212,857		(100,159)
Inventory		(845,023)		(380,950)
Prepayments, Deposits, and Other Current Assets		108,108		1,719,360
Trade Payables		(1,551,615)		(4,275,039)
Deposits Received from Customers		1,001,852		3,085,319
Other Payables and Accrued Expenses		772,873		25,501,713
Minority Interest		486,686		848,137

Net Cash Flows from Operating Activities		(5,312,317)		25,734,346
Cash Flows from Investing Activities
Acquisition of Property and Equipment		(1,975,074)		(278,779)
Investment in Intangible Assets		0		(28,343)
Investing in Activities - Discontinued Ops		0		0

Net Cash Flows from Investing Activities		(1,975,074)		(307,122)
Cash Flows from Financing Activities
Proceeds from Borrowings		6,967,553		(2,175,812)
Proceeds from Share Issuance		0		25,917
Paid-in Capital Increase		0		(22,801,106)

Net Cash Flows from Financing Activities		6,967,553		(24,951,001)
Effect on changes in Foreign Currency Exchange Rate		311,415		0
Net Increase (Decrease) in Cash		(8,423)		476,224
Cash - Beginning of Term		729,875		0

Cash - End of Term	US$	721,452	US$	476,224

Supplemental Cash Flow Disclosures:
Interest Paid		139,286		79,124
Tax Paid		0		0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

          In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of September 30, 2005 and the results of its operations and cash flows, for the nine months ended September 30, 2005 and 2004 have been made. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

          These condensed financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s Form 10-KSB for the year ended December 31, 2004.

DESCRIPTION OF BUSINESS

          SORL Auto Parts (the “Company”) is principally engaged in the manufacture and distribution of automotive air brake valves and hydraulic brake valves for vehicles weighing more than three tons, such as trucks, vans and buses, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited (“Ruili”) in the PRC. The Company distributes products both in China and internationally under SORL Auto Parts trademarks. The Company’s product range includes 36 categories of brake valves with over 800 different specifications.

REORGANIZATION

          In March 2004, pursuant to a Joint Venture Agreement between the Ruili Group Co., Ltd., a PRC corporation (“Ruili Group”), and Fairford Holdings, Inc., a Hong Kong Company (“Fairford”), the parties formed a sino-foreign joint venture (the “Joint Venture”) under the name Ruili Group Ruian Auto Parts Co. Ltd., of which Fairford owned 90% and the Ruili Group owned 10%.  The shareholders and their respective equity interests in Fairford and the Ruili Group were identical.  In connection with its formation, the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, plant and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000.  The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm.  Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture.  The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

          In May 2004, pursuant to the terms of a Share Exchange Agreement (the “Exchange Agreement”) dated as of April 4, 2004, among the Company, Keating Reverse Merger Fund, LLC, Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi (collectively, the “Sellers”); and Fairford, the Company acquired from the Sellers (the “Acquisition”) all of the issued and outstanding equity interests of Fairford (the “Fairford Shares”).  As consideration for the Fairford Shares, the Company issued 1,000,000 shares of its Series A Convertible Preferred Stock, which were convertible into an aggregate of the 194,305,800 shares of common stock.  The consideration for the Acquisition was determined through arms length negotiations between the management and the Fairford Sellers.  As a result of the Acquisition, the Fairford Sellers acquired approximately 97.5% of the Company’s common stock on an as converted basis.

          A current report on Form 8-K was filed on May 24, 2004 to present the financials of the predecessor company (Ruili Group) for the years ended December 31, 2003 and 2002.  The historical financial statements filed with the 8-K reflected the assets and liabilities of both the Transferred Business and the non-transferred business.

          Subsequent to the transfer and reorganization that occurred in March, 2004, the Company began presenting its financial statements as that of the successor company, being only those assets, liabilities, results of operations, and cash flows relating to the Transferred Business.  Prior periods were restated to reflect comparable prior period results of the Transferred Business.

BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

          The financial statements for the periods ended September 30, 2005 and 2004 have been prepared to present the financial position, results of operations and cash flows of the continuing business of SORL Auto Parts, Inc.  The financial statements reflect the accounts of the “transferred business” (as described in the preceding paragraphs titled “REORGANIZATION”), from the Ruili Group to the Joint Venture.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD - The Company uses the accrual method of accounting for financial statement and tax return purposes.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

USE OF ESTIMATES - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management.

Actual results could differ from those estimates. Fair value of financial instruments  - For certain of the Company’s financial instruments, including cash and cash  equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals,  the carrying amounts approximate fair values due to their short maturities.

RELATED PARTY TRANSACTIONS - A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company’s policy is that all related party transactions must be in arm’s length.

FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT - The Company is exposed to the following risk factors:

(i) Credit risks - The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Company has two customers that respectively account for more than 7% of its total revenues for the period. The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

(ii) Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

(iii)  Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 5.58% per annum. The Company’s income and cash flows are substantially independent of changes in market interest rates. The Company has no significant interest-bearing assets. The Company’s policy is to maintain all of its borrowings in fixed rate instruments.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES - Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is provided using the straight-line method over the assets estimated useful life for periods ranging from five to ten years. Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained form the use of the asset beyond its originally assessed standard of performance. Routine repairs and maintenance are expensed when incurred. Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS - Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

INTANGIBLE ASSETS - Intangible assets represent technology know-how.  Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less any impairment losses. Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

TRADE RECEIVABLES AND ALLOWANCE FOR BAD DEBTS - The Company presents trade receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility. Trade receivables generated from credit sales have general credit terms of 45 to 60 days.  The allowances are calculated based on detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company’s customer base. The Company reviews a customer’s credit history before extending credit. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

REVENUE RECOGNITION - Revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer. Revenue consist of the invoice value for the sale of goods and services net of value-added tax (“VAT”), rebates and discounts. The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Surtax (levied at 4% of net VAT payable).

INCOME TAXES - The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (“SFAS” No. 109), “Accounting for Income Taxes,” whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect  taxable income. Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

SEASONAL BUSINESS

          The Company’s operations in China are seasonal due to Chinese holidays. Consequently, the three months ended March 31, 2005 and 2004 have been the Company’s slowest period.

FOREIGN CURRENCY TRANSLATION

          The Company maintains its books and accounting records in Renminbi (“RMB”), the currency of the People’s Republic of China. The Company’s functional currency is also RMB. Translation of financial statement amounts from RMB to the Company’s reporting currency, United States dollars (“US$”), has been made at the exchange rate of US$1 to RMB8.11, based on the most recent announcement made by the People’s Bank of China on July 21, 2005.

          Assets and liabilities items denominated in foreign currency are translated to the functional currency at the prevailing exchange rate at the balance sheet date. Revenue and expenses are translated at the weighted average rate in effect on the transaction dates. Foreign currency gains and losses, if any, are included in the determination of net income for the period, i.e., in the account of other comprehensive income.

          The RMB is not readily convertible into US dollar or other foreign currencies. The foreign exchange rate between the US$ and the RMB has been stable at approximately US$1 to RMB8.28 for the last few years. No representation is made that the RMB amounts could have been or could be, converted into United States dollars or any other currency at that rate or any other rate.

STOCK-BASED COMPENSATION

          In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”). SFAS 123R revises FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). The Company has adopted SFAS 123R on its consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

          Interpretation No.  46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No.  51” (FIN 46).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  FIN 46 does not have any impact on the financial position or results of operations of the Company.

          In April 2003, the FASB issued SFAS No.  149, “Accounting for Amendment of statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including  certain derivative instruments embedded in other contracts and for hedging  activities under FASB Statement No.  133, accounting for Derivative Instruments and Hedging Activities.  This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively.  This statement does not affect the Company.

          In May 2003, the FASB issued SFAS No.  150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes  standards for how an issuer classifies and measures certain financial instruments with  characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  This statement does not affect the Company.

          In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No.  151 “Inventory Costs - an amendment of ARB No.  43, Chapter 4” (“SFAS 151”).  This statement amends the guidance in ARB No.  43, Chapter 4, “Inventory Pricing,” to clarify the accounting  for abnormal amounts of idle facility expense, freight, handling costs, and wasted  material (spoilage).  SFAS 151 requires that those items be recognized as current-period charges.  In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities.  The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006.  The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

RELATED PARTY TRANSACTIONS

          The following related party transactions occurred for the three quarters ended September 30, 2005: the Company purchased $11.5M finished products and $0.3M packaging materials from Ruili Group; sold $3.3M products to Ruili Group for the three quarters ended September 30, 2005. The Company purchased $5.7M finished products and $0.5M packaging materials from Ruili Group for the three quarters ended September 30, 2004.

ACCOUNT DETAILS

1 - RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred. They amounted to approximately $176,652 for the three quarters ended September 30, 2005.

2 - RELATED PARTY TRANSACTIONS

The following related party transactions occurred for the three quarters ended September 30, 2005: the company purchased $11.5M finished products and $0.3M packaging materials from Ruili Group; sold $3.3M products to Ruili Group for the three quarters ended September 30, 2005.

3 - TRADE RECEIVABLES

The changes in the allowance for doubtful accounts at September 30, 2005 are summarized as follows:

2005

Beginning balance	68,384
Add: provision for the three quarters	52,273
Less: Accounts written off	—
Ending balance	120,657

The company’s trade receivables are summarized as follows:

2005

Trade Receivables	22,985,461
Less: Allowance for doubtful accounts	(120,657)
Trade Receivables, Net of Provisions	22,864,804

4 – INVENTORIES

On September 30, 2005, inventories consist of the following:

2005

Raw Material	893,410
Work in process	668,325
Finished Goods	1,158,588
Total Inventory	2,720,323

5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following, on September 30, 2005:

2005

Machinery	8,152,007
Mould	1,051,363
Office equipment	125,122
Vehicle	164,378
Less: Accumulated depreciation	(2,788,265)
Fixed Assets, net	6,704,605

6 - BANK BORROWINGS

The loans were borrowed from the banks and are guaranteed by Ruili Group Corporation, China, a related party. These bank borrowings were from the local banks or financial institutions and were for the financing of general working capital. Interest was charged at approximately 5% per annum.

7 - INCOME TAXES

The Company registered in the PRC is subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in their PRC statutory financial statements in accordance with relevant income tax laws. According to applicable tax laws regarding Sino-Foreign Joint Venture Manufacturers, the Company is exempted from income taxes in the PRC for the three quarters ended September 30, 2005 and 2004. Thereafter, the Company is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the following three years ending in 2008.

8 - OTHER TAXES

Other taxes consisted of the following, on September 30, 2005:

2005

VAT payable	(12,667)
Individual income tax	3
Education surtax	—
Property tax	23,307
Sales tax	9,711
Total	20,354

9 - LEASES

The Company has a lease agreement with the Ruili Group Co., Ltd., a related party, for the rental of a manufacturing plant. The lease is for an eleven year term ending in February 2014. Rent expense for the three quarters ended September 30, 2005 was $329,932.

Future minimum rental payments as of each fiscal year end are as follows:

2005	2006	2007	2008	2009	Thereafter

$109,977	$439,009	$439,009	$439,009	$439,009	$1,829,204

in total of $ 3,698,817.

10 - ADVERTISING COSTS

Advertising costs are expensed as incurred and are classified as selling expenses. Advertising costs accounted to approximately $18,542 for the three quarters ended September 30, 2005.

Item 2.          Management’s Discussion And Analysis or Plan of Operation.

          The following is management’s discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management. This report includes  forward-looking statements.

Generally, the words “believes,” “anticipates,” “may,” “will,” “should,” “expect,” “intend,” “estimate,” “continue,” and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements.  Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected.  Undue reliance should not be place on these forward-looking statements  that speak only as of the date hereof.  We undertake no obligation to update these forward-looking statements.

          The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10-Q/A.

OVERVIEW

          On May 10, 2004, we acquired all of the issued and outstanding equity interests of Fairford Holdings Limited, a Hong Kong limited liability company.  Until we acquired Fairford, we had only nominal assets and liabilities and limited business operations.  Although Fairford became our wholly-owned subsidiary following the acquisition, because the acquisition resulted in a change of control, the acquisition was recorded as a “reverse merger” whereby Fairford is considered to be the accounting acquirer.  As such, the following results of operations are those of Fairford.

          Fairford was organized in Hong Kong as a limited liability company on November 3, 2003.  Fairford owns 90% of the equity interest of Ruili Group Ruian Auto Parts Co., Ltd., a Sino-foreign joint venture (the “Joint Venture”) established pursuant to the laws of the People’s Republic of China (“PRC” or “China”).  The Joint Venture is a joint venture between Fairford and Ruili Group Co., Ltd. (the “Ruili Group”).

          The Ruili Group was incorporated in the PRC in 1987 to specialize in the development, production and sale of various kinds of automotive parts.  Its headquarters are located in the Ruian District of Wenzhou City, one of the leading automotive parts manufacturing centers of China with more than 1400 auto parts manufacturing companies.  Its major product lines include valves for air brake systems, auto metering products, auto electric products, anti-lock brake systems and retarders.  Some of those products were developed and are manufactured through affiliated companies of Ruili Group.  Due to its leading position in the industry, the Chairman of the Ruili Group, Mr. Xiao Ping Zhang, has been elected as the Chairman of Wenzhou Auto Parts Association, one of the leading auto parts trade associations in China.  Mr. Zhang is also Chairman and Chief Executive Officer of the Company.  The Joint Venture was established in the PRC on March 4, 2004 as a Sino-foreign joint venture company with limited liability by the Ruili Group and Fairford.  Fairford and Ruili Group contributed 90% and 10%, respectively, of the paid-in capital in the aggregate amount of US$7,100,000.

          In connection with its formation, effective January 19, 2004, the Joint Venture acquired the business of the Ruili Group relating to the manufacture and Sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business  including trade receivables, inventories, plant and machinery, and the assumption of  short and long term borrowings, at a consideration of US$6,390,000.  The consideration was based on a valuation by an independent PRC valuation firm.  Fairford then injected these assets and liabilities as a capital contribution for its 90% interest in the Joint Venture.  The Ruili Group also transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the relevant assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of such Business when it was owned by the Ruili Group.

          Pursuant to the formation of the Joint Venture, on January 17, 2004, the Ruili Group and Fairford signed a binding Joint Venture agreement (the “JV Agreement”).  Pursuant to the JV Agreement, the Board of Directors consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member.  The majority of the Board has decision making authority with respect to operating matters.  As a result, Fairford maintains operating control over the Joint Venture.

          As a result of the foregoing, through Fairford’s 90% interest in the Joint Venture, the Company manufactures and distributes automotive air brake valves and hydraulic brake valves in China and internationally for use primarily in vehicles weighing over three tons, such as trucks, vans and buses.  There are thirty-six categories of valves with over eight hundred different specifications.  Management believes that it is the largest manufacturer of automotive brake valves in China.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

          Below is a description of accounting policies, which we consider critical to the preparation and understanding of our financial statements.  In addition, certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared.  Actual results may differ from these estimates under different assumptions or conditions.  The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements.  We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated  financial statements.  We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

ACCOUNTING METHOD

          The Company uses the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The Company presents trade receivables, net of allowances for doubtful accounts.  The allowances are calculated based on review of individual customer accounts.

INVENTORIES

          Inventories are stated at the lower of cost or net realizable value.  Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition.  The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed moving-average cost if it exceeds the net realizable value.

INCOME TAXES

          Taxes are calculated in accordance with taxation principles currently effective in the PRC.  The Company accounts for income taxes using the liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

          Under a Tax Holiday, the Company is granted exemption form income tax for two years commencing from the first cumulative profit-making year and 50% reduction in the local income tax rate in the following three years.  2004 is the first accumulative profit-making year.  SORL is entitled to a 50% income tax reduction in 2006, 2007 and 2008.  Thereafter, the applicable income tax rate is 26.40% in Wenzhou city which is located in the coastal economic development zones.

REVENUE RECOGNITION

          In accordance with the provisions of Staff Accounting Bulletin No.  103, revenue is recognized when merchandise is shipped and title passes to the customer and collectibility is reasonably assured.  Revenues consist of the invoice value of the sale of goods and services net of value added tax, rebates and discounts.  The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Tax.

          The Company does not receive revenue for shipping and handling to customers.  Shipping and handling expenses incurred by the Company are included in selling and administrative expenses in the accompanying consolidated statements of income.

CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable.  The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral.  In order to determine the value of the Company’s accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses.  Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable.

RESULTS OF OPERATIONS

(1)          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

               SALES

               Sales for the quarter ended September 30, 2005 increased by $3.8 million or 30% to $16.4 million from September 30, 2004, primarily as a result of the increase in the sales volume or the units sold particularly from export (outside of China) sales. The export sales accounted for 88% of the total quarter sales increase, while the domestic sales increase accounted for 12% of total quarter increase.

               COST OF SALES

               Cost of sales for the quarter ended September 30, 2005 increased to $12.9M from $9.7M for the quarter ended September 30, 2004, or 33% increase.  The cost increase was in line with the increase of sales revenue.

               GROSS PROFIT

               Gross profit for the quarter ended September 30, 2005 increased by $0.58M to $3.47M from $2.89M for the quarter ended September 30, 2004. This increase in gross profit was primarily due to the increase in the sales both in the domestic (China) and international market. However, the gross profit margin decreased to 21% in the quarter ended September 30, 2005 from 23% in the comparable quarter in 2004, primarily as a result of the RMB appreciation against the US dollar in the context of a much larger amount of export sales denominated in US dollars, as well as an increasing portion of distribution of products not manufactured by the Company itself (which carries a lower margin). Although the gross margin of distribution was at 4% on average, it represents an important value-added service to existing customers by offering to them a wider range of products and saving customers’ transaction costs. As part of its short term strategy and in an effort to gain market share and brand recognition, the Company has not increased the prices of its products to offset the currency appreciation.

               SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

               Selling, general and administrative expenses for the quarter ended September 30, 2005 was $1.6M or 11% of total net sales compared to $1.2M or 11% of total net sales for the quarter ended September 30, 2004.  The increase of the expenses was in line with the growth of the business.

               DEPRECIATION AND AMORTIZATION

               Depreciation and amortization expense increased to $201k during the quarter ended September 30, 2005 was $1.7M or 10% of total net sales compared to $1.1M or 9% of total net sales for the quarter ended September 30, 2004. The increase in expenses was consistent with the growth of the business. In the current quarter, the Company charged $65,000 to general & administrative expense (from the issuance of 10,000 shares at a market price of $6.50 per share on June 30, 2005 for financial advisory services).

               INTEREST EXPENSE

               Interest expense for the quarter ended September 30, 2005 increased by $60,000 to $139,000 from $79,000 from the quarter ended September 30, 2004. The increase in interest expense is due to the higher debt balance over the year.

               INCOME TAX

               There was no income tax for both the three quarters ended September 30, 2005 and 2004.  As a result of the Joint Venture (i.e.  Ruili Group Auto Parts Co., Ltd.) obtaining its foreign joint-venture status in 2004, it is exempted from PRC income tax in both fiscal 2004 and 2005.

               MINORITY INTEREST

               Minority Interest represents a 10% non-controlling interest in the company.  Minority Interest in income amounted to US$164,000 and US$165,000 for quarters ended September 30, 2005 and 2004, respectively.

               NET INCOME

               The net income for the quarter ended September 30, 2005 decreased by $16,000, representing a 1% decrease in a net income in $1.47M from net income of $1.49M for the quarter ended September 30, 2004 due to the factors discussed above

                (2)     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

               SALES

               Sales for the three quarters ended September 30, 2005 increased by $12.7 million or 39% to $45.8 million, primarily as a result of the increase in the volume of products shipped. Export sales increased approximately 86%, constituting 60% of the total sales increase.

               COST OF SALES

               Cost of sales for the three quarters ended September 30, 2005 increased to\$35.7M from $25.3M for the three quarters ended September 30, 2004, or a 41% increase. The cost increase was consistent with the changes in the operation.

               GROSS PROFIT

               Gross profit for the three quarters ended September 30, 2005 increased by $2.2M or 28% to $10.0M from $7.8M for the three quarters ended September 30, 2004. This increase in gross profit was primarily due to the increase in the sales both in the domestic and international market. However, the gross margin dropped 2% from 24% to 22% because of the RMB appreciation against the US dollar by 2%, as well as the increase in the distribution of products not manufactured by the Company by $5.8M which carried an average 4% gross margin.

               SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

               Selling, general and administrative expenses for the three quarters ended September 30, 2005 was $4.8M or 10% of net sales compared to $3.6M or 11% of net sales for the three quarters ended September 30, 2004. The decrease in selling, general and administrative expenses as a percentage of net sales was due primarily to the economies of scale resulting from the increase in sales.

               DEPRECIATION AND AMORTIZATION

               Depreciation and amortization expense increased to $575,000 for the three quarters ended September 30, 2005, compared to the depreciation and amortization expense of $512,000 for the three quarters ended September 30, 2004.

               INTEREST EXPENSE

               Interest expense for the three quarters ended September 30, 2005 increased by $96,000 to $331,000 from $235,000 for the three quarters ended September 30, 2004. The increase in interest expense was due to the higher debt balance over the year.

               INCOME TAX

               There was no income tax for the three quarters ended September 30, 2005 and 2004.  As a result of the Joint Venture (i.e.  Ruili Group Auto Parts Co., Ltd.) obtaining its foreign joint-venture status in 2004, it is exempted from PRC income tax. There was no income tax for the three quarters ended September 30, 2005 and 2004. As a result of the Joint Venture obtaining its foreign joint-venture status in 2004, it is exempted from PRC income tax in both fiscal 2004 and 2005.

               MINORITY INTEREST

               Minority Interest represents a 10% non-controlling interest in the Joint Venture. Minority Interest in income amounted to $487,000 and $297,000 for the three quarters ended September 30, 2005 and 2004, respectively.

               NET INCOME

               The net income for the three quarters ended September 30, 2005 increased by $747,000, or 20% to a net income of $4.4M from a net income of US$3.6M for the three quarters ended September 30, 2004 due to the factors discussed above.

FINANCIAL CONDITION

(1)          LIQUIDITY AND CAPITAL RESOURCES

               OPERATING - The Company’s operations utilized cash resources of $5,221,159 for the three quarters ended September 30, 2005, as compared to generating cash resources of $25,734,345 for the three quarters ended September 30, 2004, primarily as a result of that cash generated in 2005 was consumed to support the increase of receivables and inventory and reduce the accounts payables.

               Accounts receivable for the 9 months ended September 30, 2005 increased by approximately $10,269,000 from $12,595,905 to $22,864,804. The increase is primarily attributable to credit terms of 120 days being extended to OEM customers which exceed the normal credit terms of 45-60 days extended to other customers, in addition to the increase in sales revenue.

                “Days Sales Outstanding” (DSO) which is a common measure of liquidity, is computed by dividing accounts receivable at the balance sheet date by the daily net credit sales during the period. Days sales outstanding for the 9 months ended September 30, 2005 was 135 as compared to 97 days for the year ended December 31, 2004. The increase in the DSO primarily results from the extended terms offered to the OEM customers.

               At September 30, 2005, the Company had cash and cash equivalents of $721,452, as compared to cash and cash equivalents of $476,233 at September 30, 2004. The Company had working capital of $9,989,672 at September 30, 2005, as compared to a working capital deficiency of $10,057,296 at September 30, 2004, reflecting current ratios of 1.55:1 and 0.86:1, respectively. The improvement in working capital for the three quarters ended September 30, 2005 was primarily a result of the growth of profit.

               The Company anticipates that its working capital resources are adequate to fund the anticipated costs and expenses for the remainder of the fiscal year ending December 31, 2005.

               INVESTING - for the three quarters ended September 30, 2005, the Company utilized $1,975,074 in the acquisition of property and equipment to support the growth of its business. During the nine months ended September 30, 2004, the Company utilized $307,122 in investing activities.

               FINANCING - for the three quarters ended September 30, 2005, the Company generated $6,967,553 from bank loans; for the three quarters ended September 30, 2004, the Company paid off $2,175,812 in debt.

               At September 30, 2005, the Company does not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

(2)          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

               The Company does not have any market risk with respect to such factors as commodity prices, equity prices, and other market changes that affect market risk sensitive investments.

               With respect to foreign currency exchange rates, the Company does not believe that the 2% appreciation or fluctuation of the RMB against the USD would have a detrimental effect on the Company’s operation; even though the Company has almost one third of its revenues attributable to sales outside the PRC since on the one hand in the past the exchange rates to other currencies were fluctuating except for that to the US dollar, and on the other hand, exports to the US are still not material in relation to overall export sales.

               As the Company’s debt obligations are primarily short-term in nature, with fixed interest rates, the Company does not have any risk from an increase in market interest rates.  However, to the extent that the Company arranges new borrowings in the future, an increase in market interest rate would cause a commensurate increase in the interest expense related to such borrowings.

Item 3.          Controls And Procedures

               (a)          Evaluation of Disclosure Controls and Procedures.

               The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that the Company files or submits pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission’s (SEC) rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

               In conjunction with the close of each fiscal quarter and under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company conducts an update, a review and an evaluation of the effectiveness of the Company’s disclosure controls and procedures. It is the conclusion of the Company’s Chief Executive Officer and Chief Financial Officer, based upon an evaluation completed as of the end of the most recent fiscal quarter reported on herein, that the Company’s disclosure controls and procedures were effective.

               (b)          Changes in Internal Controls.

               During the period covered by the Quarterly Report on Form 10-QSB, there were no changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II
OTHER INFORMATION

Item 6.          Exhibits.

          (a)          Exhibits:

EXHIBIT NO.	DOCUMENT DESCRIPTION

3.1	Articles of Incorporation (1)

3.2	Bylaws (1)

10.1	Share Exchange Agreement and Plan of Reorganization (2)

31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer). (3)

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer). (3)

(1)	Incorporated herein by reference from the Registrant’s Form 10-QSB filed with the Securities and Exchange Commission, File No. 000-11991 on May 28, 2003.

(2)	Incorporated herein by reference from the Registrant’s Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3)	Filed herewith.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 29, 2006	SORL AUTO PARTS, INC.

	By:	/s/ Xiao Ping Zhang

	Name:	Xiao Ping Zhang
	Title:	Chief Executive Officer

EXHIBIT 31.1

Certification of Chief Executive Officer
pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

I, Xiao Ping Zhang, certify that:

(1) I have reviewed this Amendment No. 2 to Form 10-Q/A of SORL AUTO PARTS, INC.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

          (4)          The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

               (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

               (c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

               (d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

          (5)          The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

               (a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2006

/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Accounting Officer
pursuant to Section 302
of the Sarbanes-Oxley Act of 2002

I, Zong Yun Zhou, certify that:

(1) I have reviewed this Amendment No. 2 to Form 10-Q/A of SORL AUTO PARTS, INC.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

          (4)          The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

               (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

               (c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

               (d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

          (5)          The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

               (a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2006

/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Xiao Ping Zhang, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Amendment No. 2 to Quarterly Report of SORL AUTO PARTS, INC. on Form 10-Q/A for the fiscal quarter ended September 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of SORL AUTO PARTS, INC.

Date: March 29, 2006

/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION OF THE PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Zong Yun Zhou, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Amendment No. 2 to Quarterly Report of SORL AUTO PARTS, INC. on Form 10-Q/A for the fiscal quarter ended September 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of SORL AUTO PARTS, INC.

Date: March 29, 2006

/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

FORM 10-KSB/A
Amendment No. 2

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended - DECEMBER 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 0-024828

SORL AUTO PARTS, INC.
(Name of Small Business Issuer in Its Charter)

DELAWARE	30-0091294
(State or Other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

NO. 1169 YUMENG ROAD RUIAN ECONOMIC DEVELOPMENT DISTRICT RUIAN CITY, ZHEJIANG PROVINCE PEOPLE’S REPUBLIC OF CHINA
(Address of Principal Executive Offices, including zip code.)

86-21-6440-1678
(Issuer’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED

NONE	NONE

Securities registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS	COMMON STOCK

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by referenced in Part III of this Form 10-KSB or any amendment to this Form 10-KSB           ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

State issuer’s revenues for its most fiscal year DECEMBER 31, 2004:  $46.8 MILLION

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity.  AS OF MARCH 18TH, 2005, THE VALUE WAS $13.2 MILLION.

State the number of shares outstanding of each of the issuer’s classes of common equity, as of MARCH 18TH, 2005:  13,285,867

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

          SORL Auto Parts, Inc. and subsidiaries (the “Registrant” or the “Company”) was incorporated in Delaware in March 1982 under the name The Enchanted Village, Inc. As the result of the May 10, 2004 Acquisition (discussed below) of Fairford Holdings Limited, a Hong Kong limited liability company (“Fairford”), the Registrant is now in the business of manufacturing and distributing automotive air brake valves and hydraulic brake valves primarily in China to automotive original equipment manufacturers, or OEMs, and related aftermarkets for use in vehicles weighing over three tons, such as trucks, vans and buses.

COMPANY HISTORY

          GENERAL

          In April 2002, two shareholders commenced a civil action in the Delaware Court of Chancery demanding an annual meeting of the stockholders.  In May 2002, the Court of Chancery, acting in accordance with Section 211 of the General Company Law of Delaware, ordered an annual meeting of the Registrant’s stockholders.  The meeting was duly noticed in accordance with the order of the Court of Chancery and held in Wilmington Delaware in June 2002.  The Court of Chancery’s order provided that notwithstanding the quorum requirements of the Registrant’s Bylaws, the stockholders who attended the meeting in person would constitute a quorum for the election of directors.  The only action taken at the meeting was the election of three new directors who assumed office immediately after the meeting.  A meeting of the newly elected board of directors was called and held immediately after the completion of the stockholders’ meeting.  At this meeting, the newly elected board voted to revive the Registrant’s charter in accordance with Delaware law and amend the Bylaws to permit a single member board of directors.  Immediately thereafter, two members of the board resigned and the sole remaining director determined that it was in the best interests of the Registrant and its shareholders that it be recapitalized and that a plan be developed and implemented to restructure the Company.

          In 2002, a Certificate of Revival and Restoration of the Registrant’s Certificate of Incorporation was filed with the Secretary of State of the State of Delaware resulting in the Registrant again being duly organized, validly existing and in good standing under the laws of the State of Delaware.

          In November 2003, the Registrant agreed to sell 500,000 shares of common stock to Keating Reverse Merger Fund LLC (“KRM”).  Concurrently, the Registrant’s sole director, together with other principal shareholders, converted certain debt owed to them to equity.  Immediately thereafter these individuals sold 3,502,700 shares of the Registrant’s common stock owned by them to KRM; the sole officer of the Registrant resigned; and Kevin R.  Keating was named President and a director nominee, resulting in a change of control of the Registrant.  As a result of the foregoing, KRM owned 4,002,700 shares or 90.3% of the then issued and outstanding common stock of the Registrant.  For more information regarding the foregoing please refer to the Registrant’s Current Report on Form 8-K filed with the Commission on November 24, 2003.

          ACQUISITION OF FAIRFORD

          In May 2004, pursuant to the terms of a Share Exchange Agreement (the “Exchange Agreement”) dated as of April 4, 2004, by and among the Registrant, Keating Reverse Merger Fund, LLC (the “Shareholder”), Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi (collectively, the “Fairford Sellers”); and Fairford, the Registrant acquired from the Sellers (the “Acquisition”) all of the issued and outstanding equity interests of Fairford (the “Fairford Shares”).  As consideration for the Fairford Shares, the Registrant issued 1,000,000 shares of its Series A Convertible Preferred Stock, which were convertible into an aggregate of the 194,305,800 shares of common stock.  The consideration for the Acquisition was determined through arms length negotiations between the management and the Fairford Sellers.  As a result of the Acquisition, the Fairford Sellers held approximately 97.5% of our common stock on an as converted basis.

1

          Upon the closing of the Acquisition, Kevin R.  Keating resigned as President, Secretary Chief Financial Officer and sole Director of the Registrant.  Effective May 7, 2004, Xiao Ping Zhang, Xiao Feng Zhang, and Guang Kang Chang began serving their terms as members of the Registrant’s Board of Directors.  The newly elected directors appointed Xiao Ping Zhang as the Chairman and Chief Executive Officer, Xiao Feng Zhang as the Chief Operating Officer and Zong Yun Zhou as the Chief Financial Officer.

          All references in this report to “SORL,” the “Registrant,” the “Company,” “we,” “our” and “us” mean, unless the context indicates otherwise, (i) our predecessor, Fairford Holdings Limited, for the periods prior to May 10, 2004, the date the Acquisition was consummated, and (ii) the successor and registrant, SORL Auto Parts, Inc. and subsidiaries that now owns and operates the automotive components manufacturing business of Fairford as a result of the Acquisition.  In addition, when the context so requires, we use the term “predecessor” to refer to the historical operations of our predecessor prior to the Acquisition and “successor” to refer to our historical operations following the Acquisition, and we use the terms “we,” “our” and “us” to refer to the predecessor and the successor collectively.  The historical financial statements for the periods prior to the Acquisition and summaries thereof appearing in this report are those of our predecessor and represent the financial statements of Transferred Business (defined below).

          CORPORATE GOVERNANCE

          In July 2004, the Registrant changed its name from The Enchanted Village, Inc. to SORL Auto Parts, Inc. The Registrant also effected a one (1) for fifteen (15) reverse stock split and the Fairford Sellers converted their shares of Series A Convertible Preferred Stock into shares of common stock.

BUSINESS

          As a result of the Acquisition, through Fairford’s 90% ownership of the Ruili Group Ruian Auto Parts Co., Ltd., a sino-foreign joint venture (the “Joint Venture”), established pursuant to the laws of the People’s Republic of China (“PRC” or “China”), the Registrant manufactures and distributes automotive air brake valves and hydraulic brake valves primarily in China to automotive original equipment manufacturers, or OEMs, and related aftermarkets for use in vehicles weighing over three tons, such as trucks, vans and buses.

          The Joint Venture formed on January 17, 2004, pursuant to the terms of a Joint Venture Agreement (the “JV Agreement”) by and between the Ruili Group Co., Ltd. (the “Ruili Group”) and Fairford.  The Ruili Group was incorporated in the PRC in 1987 and specializes in the development, production and sale of various kinds of automotive parts.  The Joint Venture was established in the PRC on March 4, 2004 as a sino-foreign joint venture company, with limited liability, by the Ruili Group and Fairford.  Fairford and the Ruili Group contributed 90% and 10%, respectively, of the paid-in capital of the Joint Venture, which totaled $7,100,000.

          In connection with its formation, effective January 19, 2004 the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000.  The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm.  Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture.  The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

2

          MANAGEMENT OF THE JOINT VENTURE

          Pursuant to the terms of the JV Agreement, the Board of Directors of the Joint Venture consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member and Fairford has the authority to appoint the Chairman of the Board.  The majority of the Board has decision-making authority with respect to operating matters.  As a result, Fairford maintains operating control over the Joint Venture.  The term of the Joint Venture will expire on March 4, 2019.

          PRODUCTS

          Through the Joint Venture, the Registrant manufactures and distributes automotive air brake valves and hydraulic brake valves in China and internationally for use primarily in vehicles weighing over three tons, such as trucks, vans and buses.  There are thirty-six categories of valves and over eight hundred different specifications.  Management believes that it is the largest manufacturer of automotive brake valves in China.

          The Joint Venture obtained ISO9001/QS9000/VDA6.1 System Certificates in 2001 and in 2004 our products passed the ISO/TS 16949 System Certification conducted by the TUV CERT Certification Body of TUV Industrie Service GmbH.  The ISO/TS 16949 system was enacted by International Automotive Task Force and has obtained the recognition of the world’s main automobile makers.  Because we hold the above certificates, we are qualified to sell our products worldwide.  We also warrant our products for 50,000 to 60,000 kilometers of use.  Warranty expense has historically been immaterial.

          CUSTOMERS

          The Joint Venture sells its products to forty-two (42) vehicle manufacturers, including all of the truck manufacturers in China.  As indicated, the valves are also widely used in buses.  Typically, bus manufacturers purchase chasses from truck manufacturers, which already have the Joint Venture’s air brake valves incorporated.  In general, customers are divided into three groups:  original equipment manufacturers (“OEM’s”) automobile manufacturers in China, aftermarket distributors, and international customers, accounting for approximately 47%, 26% and 27%, respectively, of our annual sales.  The Joint Venture has long-term relationships with most of its OEM customers.  In 2004, our three largest customers represented 31.26% of our total sales, among them First Auto Group (FAW) is among the top five largest automobile manufacturers in China.  The following table sets forth information regarding our three largest customers:

LIST OF MAJOR CUSTOMERS

NAME OF CUSTOMER	PERCENTAGE OF TOTAL REVENUE FOR 2004

FAW Qingdao Automobile Works	18.83%
First Auto Group Purchase Dept.	6.95%
Liuzhou Special Auto Manufacturing Co. Ltd	5.48%

          SALES AND MARKETING

          The in-house sales and marketing team consists of nineteen (19) individuals, fifteen (15) for domestic (PRC) sales and four for international sales.  Products are sold under the “SORL” trademark, which the Joint Venture licenses on a royalty free basis, from the Ruili Group.  The license expires in 2019.  The Joint Venture has established long-term relationships with most of its OEM manufacturers.  Normally, annual sales contracts with key customers are signed at the beginning of the calendar year and are revised as needed.

3

          The Joint Venture’s products are also sold in the aftermarket for replacement purposes.  Currently, we have a long-term relationship with those sales centers, established historically with Ruili Group.  These centers sell only the Joint Venture’s and the Ruili Group’s products to over 800 distributors.  For the international market, the Joint Venture partners with the Ruili Group through its international sales centers located in Australia and Dubai on the same terms as would be applicable to unrelated parties.  The Joint Venture also actively participates in international trade shows at Paris, Frankfurt, Detroit and Las Vegas.

          DISTRIBUTION

          The Joint Venture ships finished products directly to OEM manufacturers.  During 2004, the Company provided a value-added service to its largest OEM, Faw Group, by renting space on its site for unloading and unpacking of products delivered to Faw.  This process normally took between one to two days.  Faw Group took over this function by year end 2004.  The products are distributed to the aftermarket customers through the network of twenty-seven (27) sales centers, which also function as the distribution centers for the respective region and center it covers.

          TECHNOLOGY

          The Joint Venture has access to the technical services and results and plans resulting from the Ruili Group’s Research & Development center in Shanghai, which is currently under construction.  The Joint Venture also has access to the technology resulting from the Ruili Group’s three-year cooperation arrangement with the Tongji University, which is one of the leading universities in automotive engineering industry.  This arrangement provides access to 92 technical personnel on a negotiated basis.  The Joint Venture owns one Chinese patent which expires in 2012 covering an automotive clutch empower device.  The Joint Venture has access to the general consulting advice and assistance on a project-by-project basis provided to the Ruili Group by Zhejiang University and Northern Communications University pursuant to which the Joint Venture receives.

          RAW MATERIAL

          We purchase various components and raw materials for use in our manufacturing processes.  The principal raw materials we purchase are aluminum and steel.  The price of steel has increased significantly in the past year, and management believes that it will continue to increase.  The increases have had an adverse impact on gross margins, since some of the increases cannot be passed on to our customers.  This negatively impacted our gross margin by 4.8% for 2004, approximate $1.7M.  This was offset by improvements in production optimization and product structure design.  However, we have informal arrangements with several OEM manufacturers whereby we bundle our orders for steel thereby gaining volume discounts on the aggregate bundled purchase.

          Our three largest suppliers are Zhejiang Huaneng Aluminum Company Limited, Shanghai Longsheng Metal Material Company Limited and Shanghai Zhonglu Metal Material Company Limited, which in the aggregate account for 27% of all components and raw materials purchased.  Normally, the annual purchase plan for raw material, such as aluminum and steel, is determined at the beginning of the calendar year according to our OEM customer’s orders and our own forecast for the aftermarket and international sales.  Such purchase plans with key suppliers can be revised quarterly.  Our actual requirements are based on monthly production plans.

          For raw materials other than steel and aluminum, we normally maintain from one week up to one month of inventory at our warehouse.

          All components and raw materials are available from numerous sources.  We have not, in recent years, experienced any significant shortages of manufactured components or raw materials and normally do not carry inventories of these items in excess of what is reasonably required to meet our production and shipping schedules.

4

          STRATEGIC PLAN

          The Joint Venture strategic plan is to maintain its market share in China through the following:

•

FOCUS ON QUALITY CONTROL AND COST REDUCTION.  We believe that our products offer higher quality and more competitive pricing compared with our competitors in the automotive air brake valve and automotive hydraulic brake valve market in China.  We have been able to grow at more than 30% per year in sales for the past three years and to maintain what management believes is a leading position in the industry.  To sustain this competitive advantage and at the same time obtain higher profit margin, the Joint Venture plans to continue focusing on quality control and cost reduction.

•

INVEST IN THE NEXT GENERATION VALVE TECHNOLOGY.  We plan to invest in the next generation valve technology such as anti-lock brake systems and electric brakes, which management believes has great market potential in China.

•	EXPAND PRODUCTION FACILITIES TO MEET FURTHER DEMAND. Management plans to acquire new facilities and procure new equipment Management also plans to increase the Joint Venture’s sales force.

•

TARGET THE INTERNATIONAL MARKET.  During 2004, approximately 27% of sales were generated from customers outside China.  We believe our products are competitive in the international market.  We plan to set up additional sales centers internationally.  We also plan to actively seek strategic partnerships with international distributors and manufacturers.

•

EXPAND THROUGH STRATEGIC ALLIANCES AND ACQUISITION.  We are exploring opportunities to create long-term growth through new joint ventures or acquisitions of other automotive parts manufacturers.  We will seek acquisition targets that can be easily integrated into our product manufacturing and corporate management, or companies that have strong joint-venture partners that would become major customers.

          COMPETITION

          The automotive components industry in China is fragmented.  There are many small manufacturers who mainly target the aftermarket.  However, there are not many companies who have established national sales networks and close relationships with the leading OEM manufacturers.  We believe that the key competitive factors in the automotive valve market are quality/pricing competitiveness, product selection, reliability, timeliness of delivery and effectiveness of customer service.

          We have three major competitors in China, KaFu, WeiMing and VIE.  Of these three competitors, the sales volumes of KaFu and WeiMing are substantially below those of the Joint Venture.  Pricing of the products manufactured by KaFu and WeiMing are higher than the products manufactured by the Joint Venture.  VIE is a private company with similar cost structure and pricing levels.  However, their current sales volume is still much lower than ours.  In the international market, our largest competitor is Wabco and we believe our advantage over Wabco is our pricing.

DOING BUSINESS IN CHINA

          CHINA’S ECONOMY

          Management believes that the most important factor to understanding the Chinese automobile industry is the country’s rapid economic growth.  The strong demand in the auto sector has been, and will continue to be, underpinned by the desire of residents to improve their living standards, given significant increase in income levels.  According to China’s Statistics Bureau, China’s GDP growth rate for 2003 and 2004 was 9.8% and 9.5% respectively.  At present, China ranks as the world’s sixth-largest economy, behind the US, Japan, Germany, the United Kingdom and France.

5

          Looking forward, the Chinese government and the International Monetary Fund forecast GDP growth in the region of 8% in 2005.  Over the long term, China’s accession to the World Trade Organization (WTO) is expected to accelerate the capital flow to China from other developed countries.

          THE CHINESE LEGAL SYSTEM

          The practical effect of the People’s Republic of China legal system on our business operations in China can be viewed from two separate but intertwined considerations.  First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference.  In addition, these laws guarantee the full enjoyment of the benefits of corporate Articles and contracts to Foreign Invested Enterprise participants.  These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the general corporation laws of the several states.  Similarly, the People’s Republic of China accounting laws mandate accounting practices, which are not consistent with US Generally Accepted Accounting Principles.  The China accounting laws require that an annual “statutory audit” be performed in accordance with People’s Republic of China accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws.  Article 14 of the People’s Republic of China Wholly Foreign-Owned Enterprise Law requires a Wholly Foreign-Owned Enterprise to submit certain periodic fiscal reports and statements to designate financial and tax authorities, at the risk of business license revocation.

          Second, while the enforcement of substantive rights may appear less clear than United States procedures, the Foreign Invested Enterprises and Wholly Foreign- Owned Enterprises are Chinese registered companies which enjoy the same status as other Chinese registered companies in business-to-business dispute resolution.  Because the terms of the respective Articles of Association provide that all business disputes pertaining to Foreign Invested Enterprises are to be resolved by the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm, Sweden applying Chinese substantive law, the Chinese minority partner in our joint venture companies will not assume a privileged position regarding such disputes.  Any award rendered by this arbitration tribunal is, by the express terms of the respective Articles of Association, enforceable in accordance with the “United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958).” Therefore, as a practical matter, although no assurances can be given, the Chinese legal infrastructure, while different in operation from its United States counterpart, should not present any significant impediment to the operation of Foreign Invested Enterprises.

          ECONOMIC REFORM ISSUES

          Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity.  Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

—	We will be able to capitalize on economic reforms;

—	The Chinese government will continue its pursuit of economic reform policies;

—	The economic policies, even if pursued, will be successful;

—	Economic policies will not be significantly altered from time to time; and

—	Business operations in China will not become subject to the risk of nationalization.

6

          Negative impact upon economic reform policies or nationalization could result in a total investment loss in our common stock.

          Since 1979, the Chinese government has reformed its economic systems.  Because many reforms are unprecedented or experimental, they are expected to be refined and improved.  Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures.  This refining and readjustment process may negatively affect our operations.

          Over the last few years, China’s economy has registered a high growth rate.  Recently, there have been indications that rates of inflation have increased.  In response, the Chinese government recently has taken measures to curb this excessively expansive economy.  These measures have included devaluations of the Chinese currency, the renminbi, restrictions on the availability of domestic credit, reducing the purchasing capability of certain of its customers, and limited re-centralization of the approval process for purchases of some foreign products.  These austerity measures alone may not succeed in slowing down the economy’s excessive expansion or control inflation, and may result in severe dislocations in the Chinese economy.  The Chinese government may adopt additional measures to further combat inflation, including the establishment of freezes or restraints on certain projects or markets.

          To date reforms to China’s economic system have not adversely impacted our operations and are not expected to adversely impact operations in the foreseeable future; however, there can be no assurance that the reforms to China’s economic system will continue or that we will not be adversely affected by changes in China’s political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

          The Registrant currently employs 872 persons:  23 for quality control, 32 technical staff, 36 sales staff, 752 production workers and 29 administrative staff.  There are employment agreements with all of the employees whereby administrative staff workers agree to five years of employment and hourly workers agree to three years.  These agreements bind the employee but not the company and provide that when an employee quits he forfeits one month’s salary to the company.

          The Joint Venture is subject to the Sino-foreign Equity Joint Venture Enterprise Labour Management Regulations.  In compliance with those regulations, the Joint Venture’s management may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of employees.  The Joint Venture will, as required by law, establish special funds for enterprise development, employee welfare and incentives, as well as a general reserve.  In addition, the Joint Venture is required to provide its employees with facilities sufficient to enable the employees to carry out trade union activities.

          The Joint Venture currently has 872 employees, all of whom are employed full time.

JV DISTRIBUTION OF PROFITS

          After provision for social welfare funds for employees and provision for taxation, the profits, if any, of the Joint Venture will be available for distribution to the parties in proportion to their respective capital contributions.  Any such distributions must be authorized by the Joint Venture’s Board of Directors.

7

JV ASSIGNMENT OF INTEREST

          Any assignment of an interest in the Joint Venture must be approved by the Chinese government.  The Chinese joint venture laws also provide for preemptive rights and the consent of the other joint venture party for any proposed assignments by one party to a third party.

JV LIQUIDATION

          Under the Chinese joint venture laws, the Joint Venture may be liquidated in certain limited circumstances, including expiration of the ten-year term or any term of extension, the inability to continue operations due to severe losses, force majeure, or the failure of a party to honor its obligations under the joint venture agreement or the Articles Of Association in such a manner as to impair the operations of the joint venture.  The Chinese joint venture laws provide that, upon liquidation, the net asset value (based on the prevailing market value of the assets) of a joint venture shall be distributed to the parties in proportion to their respective registered capital in the joint venture.

JV RESOLUTION OF DISPUTES

          In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation or mediation.  In the absence of a friendly resolution, the parties have agreed that the matter will first be referred to the Shenzhen Committee of the International Economic and Trade Arbitration Commission, whose decisions are final and enforceable in Chinese courts.  The losing party will be liable for the arbitration fees.

JV EXPROPRIATION

          The Chinese joint venture laws provide that China will not nationalize or requisition enterprises in which foreign funds have been invested.  However, under special circumstances, when public interest requires, enterprises with foreign capital may be legally requisitioned and appropriate compensation will be made.

ITEM 6.  MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

          The following is management’s discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management.  This report includes forward-looking statements.  Generally, the words “believes,” “anticipates,” “may,” “will,” “should,” “expect,” “intend,” “estimate,” “continue,” and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements.  Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected.  Undue reliance should not be place on these forward-looking statements that speak only as of the date hereof.  We undertake no obligation to update these forward-looking statements.

          The following discussion and analysis should be read in conjunction with and our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10-KSB/A.

OVERVIEW

          On May 10, 2004, we acquired all of the issued and outstanding equity interests of Fairford Holdings Limited, a Hong Kong limited liability company.  Until we acquired Fairford, we had only nominal assets and liabilities and limited business operations.  Although Fairford became our wholly-owned subsidiary following the acquisition, because the acquisition resulted in a change of control, the acquisition was recorded as a “reverse merger” whereby Fairford is considered to be the accounting acquirer.  As such, the following results of operations are those of Fairford.

8

          Fairford was organized in Hong Kong as a limited liability company on November 3, 2003.  Fairford owns 90% of the equity interest of Ruili Group Ruian Auto Parts Co., Ltd., a sino-foreign joint venture (the “Joint Venture”) established pursuant to the laws of the People’s Republic of China (“PRC” or “China”).  The Joint Venture is a joint venture between Fairford and Ruili Group Co., Ltd. (the “Ruili Group”).

          The Ruili Group was incorporated in the PRC in 1987 to specialize in the development, production and sale of various kinds of automotive parts.  Its headquarters are located in the Ruian District of Wenzhou City, one of the leading automotive parts manufacturing centers of China with more than 1400 auto parts manufacturing companies.  Its major product lines include valves for air brake systems, auto metering products, auto electric products, anti-lock brake systems and retarders.  Some of those products were developed and are manufactured through affiliated companies of Ruili Group.  Due to its leading position in the industry, the Chairman of the Ruili Group, Mr. Xiao Ping Zhang, has been elected as the Chairman of Wenzhou Auto Parts Association, one of the leading auto parts trade associations in China.  Mr. Zhang is also Chairman and Chief Executive Officer of the Company.  The Joint Venture was established in the PRC on March 4, 2004 as a sino-foreign joint venture company with limited liability by the Ruili Group and Fairford.  Fairford and Ruili Group contributed 90% and 10%, respectively, of the paid-in capital in the aggregate amount of US$7,100,000.

          In connection with its formation, effective January 19, 2004 the Joint Venture acquired the business of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, and machinery, and the assumption of short and long term borrowings, at a consideration of US$6,390,000.  The consideration was based on a valuation by an independent PRC valuation firm.  Fairford then injected these assets and liabilities as a capital contribution for its 90% interest in the Joint Venture.  The Ruili Group also transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the relevant assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of such Business when it was owned by the Ruili Group.

          Pursuant to the formation of the Joint Venture, on January 17, 2004, the Ruili Group and Fairford signed a binding Joint Venture agreement (the “JV Agreement”).  Pursuant to the JV Agreement, the Board of Directors consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member.  The majority of the Board has decision making authority with respect to operating matters.  As a result, Fairford maintains operating control over the Joint Venture.

          As a result of the foregoing, through Fairford’s 90% interest in the Joint Venture, the Company manufactures and distributes automotive air brake valves and hydraulic brake valves in China and internationally for use primarily in vehicles weighing over three tons, such as trucks, vans and buses.  There are thirty-six categories of valves with over eight hundred different specifications.  Management believes that it is the largest manufacturer of automotive brake valves in China.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

          Below is a description of accounting policies, which we consider critical to the preparation and understanding of our financial statements.  In addition, certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared.  Actual results may differ from these estimates under different assumptions or conditions.  The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements.

9

We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.  We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

ACCOUNTING METHOD

          The Company uses the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The Company presents trade receivables, net of allowances for doubtful accounts.  The allowances are calculated based on review of individual customer accounts.

INVENTORIES

          Inventories are stated at the lower of cost or net realizable value.  Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition.  The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed moving-average cost if it exceeds the net realizable value.

INCOME TAXES

          Taxes are calculated in accordance with taxation principles currently effective in the PRC.  The Company accounts for income taxes using the liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

REVENUE RECOGNITION

          In accordance with the provisions of Staff Accounting Bulletin No. 103, revenue is recognized when merchandise is shipped and title passes to the customer and collectibility is reasonably assured.  Revenues consist of the invoice value of the sale of goods and services net of value added tax, rebates and discounts.  The Company is subject to the following surtaxes, which are recorded as deductions from gross sales:  Education Tax.

          The Company does not receive revenue for shipping and handling to customers.  Shipping and handling expenses incurred by the Company for the years ended December 31, 2004 and 2003 respectively are included in selling and administrative expenses in the accompanying consolidated statements of income.

10

CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable.  The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral.  In order to determine the value of the Company’s accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses.  Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable.

RESULTS OF OPERATIONS

          Year ended December 31, 2004 Compared To Year Ended December 31, 2003.

SALES

Sales	2004			2003

Brake Valves	$35.9	M	76.7%	$25.4	M	76.7%
Non-Valve Products	$10.9	M	23.3%	$7.7	M	23.3%

Total	$46.8	M	100%	$33.1	M	100%

          Sales for the year ended December 31, 2004 increased by US$13,694,037 or 41.4% to US$46,815,037 from US$33,121,000 for the year ended December 31, 2003, primarily as a result of the increase in the volume of our products shipped.  The total number of units of valves we shipped increased by 36.6%, from 2,572,000 units to 3,513,000 units between these two periods.  The average price of our products per unit increased modestly from US$9.88 per unit to US$10.23 per unit.

          Two factors contribute to the increase in the sales:  (1) There was an increase in export sales by 105.1% from US$6,143,016 to US$12,601,492 between the two years and (2) There was an increase in domestic auto sales in China due to the increase in demand from the repair market and from OEM manufacturers.  Total sales from domestic market increased by 26.9% from US$26,966,082 to US$34,213,545 between these two years.

COST OF SALES

          Cost of sales for the year ended December 31, 2004 increased to US$35,904,232 from US$26,263,000 for the year ended December 31, 2003.  The increase in cost of sales was due to the increase in sales.  Material costs for the year ended December 31, 2004 was US$24,349,164 or 52.0% of sales compared to US$18,406,876 or 55.6% of sales for the year ended December 31, 2003.  Raw material prices for steel and aluminum increased approximately 20% from 2003 to 2004.  this negatively impacted our gross margin by 4.8% for 2004.  The decrease in material costs as a percentage of sales occurred because we have successfully implemented several measures to reduce cost, such as strengthening internal management, optimizing the production process and improving product structural design.

GROSS PROFIT

          Gross profit for the year ended December 31, 2004 increased by $4,052,805 or 59.1 % to US$10,910,805 from US$6,858,000 for the year ended December 31, 2003.  This improvement in gross profit was primarily due to the increase in the sales both in the domestic and international market.  Gross margin improved slightly from 20.7% for the year ended December 31, 2003 to 23.3% for the year ended December 31, 2004.  The improvement in the gross margin, despite the increase in the raw material pricing, was due to modest increase in the selling price, and better cost management, such as optimizing production process and better structural design of our products.

11

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

          Selling, general and administrative expenses for the year ended December 31, 2004 was US$5,227,256 or 11.2% of sales compared to US$3,156,825 or 9.5% of sales for the year ended December 31, 2003.  The increase in selling, general and administrative expenses as a percentage of sales was due primarily to the legal and accounting costs ($0.7M or 1.6% of sales) incurred in connection with the corporate restructuring and registration with the Securities Exchange Commission.

DEPRECIATION AND AMORTIZATION

          Depreciation and amortization expense decreased by US$1,243,739 to US$554,261 during the year ended December 31, 2004 from $1,798,000 for year ended December 31, 2003.  The decrease was primarily attributable to the fact that during 2003, the Company incurred depreciation expense in connection with the building owned by the Company’s predecessor.  Starting in 2004, SORL Auto Parts, Inc. signed a rental agreement with Ruili Group to rent a total of 25,443 square meters of factory and warehouse from Ruili Group for 15 years at an annual rental of US$439,000, resulting in rental expenses amounting to less than the depreciation expense.

INTEREST EXPENSE

          Interest expense for the year ended December 31, 2004 decreased by US$4,742 to US$287,433 from US$292,175 for the year ended December 31, 2003.  The decrease in interest expense is due to the decrease in total debt.

OTHER INCOME

          There was no other income for the year ended December 31, 2004.  For the year ended December 31, 2003, the other income was US$435,000.  This was primarily due to the tax rebate and interest expense subsidy from the local government to SORL Auto Parts, Inc. for its investments in upgrading its technology.

INCOME TAX

          There was no income tax for the year ended December 31, 2004 compared with income tax of US$546,000 for the year ended December 31, 2003.  As a result of the Joint Venture (i.e.  Ruili Group Auto Parts Co., Ltd.) obtaining its foreign joint-venture status in 2004, it is exempted from PRC income tax.

MINORITY INTEREST

          Minority Interest represents a 10% non-controlling interest in the company.  Minority Interest in income amounted to US$534,105 and US$-0- for year ended December 31, 2004 and 2003, respectively.

NET INCOME

          The net income for the year ended December 31, 2004 increased by US$4,191,049, or 364.4% to a net income of US$5,341,049 from a net income of US$1,150,000 for the year ended December 31, 2003 due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

          Historically, the Company has funded capital requirements through cash flow from operations.  As of December 31, 2004 we had a cash balance of approximately $729,875 and a working capital surplus of approximately $6,092,799.  With the rising prices of raw materials in 2003, the Company began prepaying raw materials suppliers in order to fix the price.  Prepayment to suppliers outstanding at December 31, 2003, was $2.6M and decreased to $1.4M at December 31, 2004 as the pressure of price increases eased somewhat.  Management believes that the Company’s working capital is sufficient to cover capital requirements during the next 12 months.

12

          In addition, from time to time we may attempt to raise financing through some combination of commercial bank borrowings or the private or public sale of equity or debt securities, in an effort to ensure that we have access to sufficient funds to meet our needs.  However, future equity or debt financings may not be available to us at all, or, if available, may not be on favorable terms.  We cannot assure you that these efforts, together with items described above, will be sufficient to fund our growth, or that external funding will be available to us at favorable interest rates or at all.  If we are unable to obtain financing in the future, we will continue to develop our business on a reduced scale based on our existing capital resources.

OFF BALACE SHEET ARRANGMENTS

          There are no Off-Balance Sheet Arrangements to report.

ITEM 7.  FINANCIAL STATEMENTS.

INDEPENDENT AUDITOR’S REPORT	F-1-3

FINANCIAL STATEMENTS

Consolidated Balance Sheets	F-4-5

Consolidated Statement of changes in Stockholders’ Equity	F-6

Consolidated Statements of Income	F-7

Consolidated Statements of Cash Flows	F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-9-18

13

SORL AUTO PARTS, INC. AND SUBSIDIARIES
RUIAN CITY, ZHEJIANG PROVINCE
PEOPLES REPUBLIC OF CHINA

FINANCIAL REPORTS
AT
DECEMBER 31, 2004

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SORL Auto Parts, Inc. and subsidiaries
Ruian City, Zhejiang
Province People’s Republic of China

          We have audited the accompanying consolidated balance sheet of SORL Auto Parts, Inc. and Subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with The Public Company Accounting Oversight Board Standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SORL Auto Parts, Inc. and Subsidiaries as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accounting principles accepted in the United States of America.

          As more fully described in note 12, the Company has restated the consolidated financial statements to retroactively reflected 12,953,720 of additional common share issued in connection with the share exchange with The Enchanged Village, Inc.

/s/ Rotenberg and Co. LLP

ROTENBERG AND COMPANY, LLP

Rochester, New York
March 16, 2005, except for notes 12 as to which the date is February 28, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development Zone
Ruian City, Zhejiang Province
People’s Republic of China

We consent to the inclusion of the financial statements of SORL Auto Parts, Inc. and our report dated March 28, 2005, with respect to the consolidated financial statements and schedules of SORL Auto Parts, Inc. included in its Amended Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ROTENBERG AND COMPANY, LLP

Rochester, New York
April 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ruili Group Corporation China

We have audited the accompanying balance sheet of Ruili Group Corporation China, a People’s Republic of China limited liability company, (the “Company”), as of December 31, 2003, and the related statements of income, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

/s/ Clancy and Co., P.L.L.C.

Clancy and Co., P.L.L.C.
Phoenix, Arizona

April 1, 2004

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

CONSOLIDATED BALANCE SHEETS

December 31,	2004	2003 (Rounded)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$729,875	$—
Trade Receivables, Net of Provisions	12,595,905	3,157,000
Notes Receivable	129,675	—
Inventory	1,875,300	1,837,000
Prepayments	1,404,710	2,602,000
Current Assets - Discontinued Operations	—	42,807,000
Other Taxes	393,300	—

TOTAL CURRENT ASSETS	17,128,765	50,403,000
OTHER ASSETS
Intangible Assets	38,720	10,000
PROPERTY, PLANT AND EQUIPMENT, NET	5,352,654	5,297,000
LONG TERM ASSETS - DISCONTINUED OPERATIONS	—	36,848,000

TOTAL ASSETS	$22,520,139	$92,558,000

The accompanying notes are an integral part of these financial statements.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

CONSOLIDATED BALANCE SHEETS

December 31,	2004	2003 (Rounded)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts Payable	$4,717,655	$—
Deposit Received from Customers	861,624	—
Bank Loans	4,830,918	4,591,000
Accrued Expenses	625,769	—
Other Current Liabilities - Discontinued Operations	—	36,408,000

TOTAL CURRENT LIABILITIES	11,035,966	40,999,000
LONG TERM LIABILITIES
Bank Loans	—	1,208,000
Other Long Term Liabilities - Discontinued Operations	—	22,047,000

TOTAL LIABILITIES	11,035,966	64,254,000

MINORITY INTEREST	1,148,418	—

SHAREHOLDERS’ EQUITY
Convertible Preferred Stock - $1 Par Value; 5,000,000 Authorized, 0 Issued and Outstanding	—	—
Common Stock - $.002 Par Value; 50,000,000 Authorized, 13,282,253 and 12,953,720 Issued and Outstanding at December 31, 2004 and 2003, Respectively	26,565	26,000
Additional Paid-in Capital	4,082,246	26,858,000
Retained Earnings	6,226,944	1,420,000

TOTAL SHAREHOLDERS’ EQUITY	10,335,755	28,304,000

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,520,139	$92,558,000

The accompanying notes are an integral part of these financial statements.

SORL AUTO PARTS, INC. AND SUBSIDIAIRES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings

BALANCE – JANUARY 1, 2003	12,953,720	$25,908	$17,122,092	$270,000
Capital Contributions	—	—	9,736,000	—
Net Income	—	—	—	1,150,000

BALANCE - DECEMBER 31, 2003	12,953,720	25,908	26,858,092	1,420,000
CORPORATE REORGANIZATION:
Distribution of Discontinued Operations to Shareholders	—	—	(22,775,189)	—
Acquisition of Enchanted Village	328,533	657	(657)	—
Net Income	—	—	—	4,806,944

BALANCE - DECEMBER 31, 2004	13,282,253	$26,565	$4,082,246	$6,226,944

	Total Stockholder’s Equity	Minority Interest

BALANCE - JANUARY 1, 2003	$17,418,000	$—
Capital Contributions	9,736,000	—
Net Income	1,150,000	—

BALANCE - DECEMBER 31, 2003	28,304,000	—
CORPORATE REORGANIZATION:
Distribution of Discontinued Operations	(22,775,189)
Capital Contributed by Minority Shareholders		614,313
Net Income	4,806,944	534,105

BALANCE - DECEMBER 31, 2004	$10,335,755	$1,148,418

The accompanying notes are an integral part of these financial statements.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

CONSOLIDATED STATEMENTS OF INCOME

December 31,	2004	2003 (Rounded)

SALES	$46,815,037	$33,121,000
Cost of Sales	35,904,232	26,263,000

GROSS PROFIT	10,910,805	6,858,000
Selling and Distribution Expenses	2,737,652	1,610,000
General and Administrative Expenses	2,489,604	1,547,000
Finance Costs	287,433	292,000

INCOME FROM OPERATIONS	5,396,116	3,409,000
Other Income	—	435,000
Other Expenses	55,067	—

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	5,341,049	3,844,000
Income Taxes – Current	—	546,000

INCOME FROM CONTINUING OPERATIONS	5,341,049	3,298,000
Loss from Discontinued Operations	—	2,148,000

NET INCOME BEFORE MINORITY INTEREST	5,341,049	1,150,000
Minority Interest	(534,105)	—

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$4,806,944	$1,150,000

NET INCOME PER SHARE FROM CONTINUING OPERATIONS
BASIC	$0.37	$0.25

DILUTED	$0.37	$0.25

NET INCOME PER SHARE FROM DISCONTINUING OPERATIONS
BASIC	$—	$(0.17)

DILUTED	—	$(0.17)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC	13,165,241	12,953,720)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – DILUTED	13,165,241	12,953,720

The accompanying notes are an integral part of these financial statements.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31,	2004	2003 (Rounded)

CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME	$5,341,049	$1,150,000
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and Amortization	554,261	1,798,000
Bad Debts	68,384	12,000
(INCREASE) DECREASE IN ASSETS:
Inventory	(38,300)	726,000
Trade Receivables, Net of Provisions	(9,507,289)	(1,782,000)
Prepayments, Deposits, and Other Current Assets	1,197,290	(2,602,000)
INCREASE (DECREASE) IN LIABILITIES:
Trade Payables	4,717,655	(12,000)
Other Payables and Accrued Expenses	625,769	—
Deposit Received from Customers	861,624	—
Taxes Payable	(393,300)	—
Net Working Capital from Discontinued Operations	(960,876)	(11,630,000)

Net Cash Provided By (Used in) Operating Activities	2,466,267	(12,340,000)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Property, Plant and Equipment	(593,488)	(2,016,000)
Notes Receivable	(129,675)	—
Intangible Assets	(28,720)	—
Investing Activities - Discontinued Operations	(16,427)	(14,924,000)

NET CASH USED IN INVESTING ACTIVITIES	(768,310)	(16,940,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (Repayment of) Bank Loans	(968,082)	2,174,000
Financing Activities - Discontinued Operations	—	17,370,000
Capital Contributions – Owners	—	9,736,000

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(968,082)	29,280,000

Net Change in Cash and Cash Equivalents	729,875	—
Cash and Cash Equivalents - Beginning of Year	—	—

CASH AND CASH EQUIVALENTS - END OF YEAR	$729,875	$—

SUPPLEMENTARY CASH FLOWS DISCLOSURES
Interest Paid	$287,433	$1,245,000
Taxes Paid	$—	$435,000

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Common Stock Issued in Exchange for Preferred Stock	$25,908	$—
Distribution of Discontinued Operations	$(22,775,189)	$—
Issuance of Common Shares to Fairford (12,953,720 shares)	—	—
Issuance of Common Shares to acquire Enchanted Village (328,533 shares)	—	—

The accompanying notes are an integral part of these financial statements.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

          SORL Auto Parts (SORL, the Company) is principally engaged in the manufacture and distribution of automotive air brake valves and hydraulic brake valves for vehicles weighing more than three tons, such as trucks, vans and buses, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited (Ruili) in the PRC.  The subsidiary distributes products both in China and internationally under SORL Auto Parts trademarks.  The Company’s product range includes 36 categories of brake valves with over 800 different specifications.  The Company is rated as one of the top 100 auto component suppliers in China.

REORGANIZATION

          In March 2004, pursuant to a Joint Venture Agreement between the Ruili Group Co., Ltd., a PRC corporation (“Ruili Group”), and Fairford Holdings, Inc., a Hong Kong Company (“Fairford”), the parties formed a sino-foreign joint venture (the “Joint Venture”) under the name Ruili Group Ruian Auto Parts Co. Ltd., of which Fairford owned 90% and the Ruili Group owned 10%.  The shareholders and their respective equity interests in Fairford and the Ruili Group were identical.  In connection with its formation, the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the “Transferred Business”).  This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories, plant and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000.  The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm.  Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture.  The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture.  The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business.  Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

          In May 2004, pursuant to the terms of a Share Exchange Agreement (the “Exchange Agreement”) dated as of April 4, 2004, among the Company, Keating Reverse Merger Fund, LLC, Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi (collectively, the “Sellers”); and Fairford, the Company acquired from the Sellers (the “Acquisition”) all of the issued and outstanding equity interests of Fairford (the “Fairford Shares”).  As consideration for the Fairford Shares, the Company issued 1,000,000 shares of its Series A Convertible Preferred Stock, which were convertible into an aggregate of the 194,305,800 shares of common stock.  The consideration for the Acquisition was determined through arms length negotiations between the management and the Fairford Sellers.  As a result of the Acquisition, the Fairford Sellers acquired approximately 97.5% of the Company’s common stock on an as converted basis.

          A current report on Form 8-K was filed on May 24, 2004 to present the financials of the predecessor company (Ruili Group) for the years ended December 31, 2003 and 2002.  The historical financial statements filed with the 8-K reflected the assets and liabilities of both the Transferred Business and the non-transferred business.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

          Subsequent to the transfer and reorganization that occurred in March, 2004, the Company began presenting its financial statements as that of the successor company, being only those assets, liabilities, results of operations, and cash flows relating to the Transferred Business.  Prior periods were restated to reflect comparable prior period results of the Transferred Business.

BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

          The financial statements for the year ended December 31, 2004 have been prepared to present the financial position, results of operations and cash flows of the continuing business of SORL Auto Parts, Inc (the successor’s financial statements).  The financial statements reflect the accounts of the “transferred business” (as described in the preceding paragraphs titled “REORGANIZATION”), from the Ruili Group to the Joint Venture.

          The financial statements for the year ended December 31, 2003 have been restated to present the financial position, results of operations and cash flows for the transferred business to provide comparative financial information to that of fiscal 2004.  The financial statements have been restated to remove the assets, liabilities and results of operations related to “non-transferred business” as described in the preceding paragraphs titled “REORGANIZATION”.  The assets, liabilities and results of operations of the “non-transferred business” have been presented as discontinued operations in the accompanying financial statements. These transactions have been accounted for as a reserve spin-off in according with EITF 02-11, Accounting for Reserve Spinoffs Followed by a Recapitalization.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING METHOD - The Company uses the accrual method of accounting for financial statement and tax return purposes.

PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries.  All significant intercompany balances and transactions have been eliminated in the consolidation.

          USE OF ESTIMATES - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared.  Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management.  Actual results could differ from those estimates.

          Fair value of financial instruments - For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals, the carrying amounts approximate fair values due to their short maturities.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

          RELATED PARTY TRANSACTIONS - A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

          FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT - The Company is exposed to the following risk factors:

          (i)          Credit risks - The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history.  The Company had one customer that accounted for more than 10% of its revenues representing approximately 16% of its total revenues for 2004.  The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

          (ii)          Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

          (iii)          Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 5% per annum.  The Company’s income and cash flows are substantially independent of changes in market interest rates.  The Company has no significant interest-bearing assets.  The Company’s policy is to maintain all of its borrowings in fixed rate instruments.

          CASH AND CASH EQUIVALENTS - The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

          INVENTORIES - Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis.  Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.  The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.  Depreciation is provided using the straight-line method over the assets estimated useful life for periods ranging from five to ten years.  Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained form the use of the asset beyond its originally assessed standard of performance.  Routine repairs and maintenance are expensed when incurred.  Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

          IMPAIRMENT OF LONG-LIVED ASSETS - Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value.  If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.  Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.  Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

          INTANGIBLE ASSETS - Intangible assets represent technology know-how.  Intangible assets are measured initially at cost.  Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably.  After initial recognition, intangible assets are measured at cost less any impairment losses.  Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.  The gross carrying amount of the intangible assets was approximately $43,174, accumulated amortization at December 31, 2004 was $4,454 (2003:  $-0-), and amortization expense for the periods presented was $4,454 and $-0-, respectively.  Future amortization expense is as follows:

2005	2006	2007	2008	2009

$7,120	$5,076	$3,617	$3,617	$3,617

          TRADE RECEIVABLES AND ALLOWANCE FOR BAD DEBTS - The Company presents trade, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility.  Trade receivables generated from credit sales have general credit terms of 45 to 60days.  The allowances are calculated based on detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company’s customer base.  The Company reviews a customer’s credit history before extending credit.  If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

          REVENUE RECOGNITION - Revenues from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer.  Revenues consist of the invoice value for the sale of goods and services net of value-added tax (“VAT”), rebates and discounts.  The Company is subject to the following surtaxes, which are recorded as deductions from gross sales:  Education Supplementary Tax (levied at 4% of net VAT payable).

          SHIPPING AND HANDLING FEES - Shipping and handling fees are classified as selling expenses and amounted to approximately $638,041 and $470,373 for the years ended December 31, 2004 and 2003, respectively.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

          RESEARCH AND DEVELOPMENT EXPENSES - Research and development costs are classified as general and administrative expenses and are expensed as incurred.  They amounted to approximately $79,962 and $55,784 for the years ended December 31, 2004 and 2003, respectively.

          ADVERTISING COSTS - Advertising costs are expensed as incurred and are classified as selling expenses.  Advertising costs amounted to approximately $1,661 and $8,069 for the years ended December 31, 2004 and 2003, respectively.

          WARRANTY CLAIMS - The Company offers product warranties for certain products.  The specific terms and conditions of such warranties vary depending on the product or customer contract requirements.  Warranty claims amounted to approximately $205,314 and $112,063 for the years ended December 31, 2004 and 2003, respectively.  The Company does not accrue the costs of unsettled product warranty claims because, historically, the amounts have been immaterial to total revenues.

          IPO COSTS - IPO Costs are classified as general and administrative expenses and are a non-recurring expense.  IPO costs amounted to $745,459 and $-0- for the years ended December 31, 2004 and 2003, respectively.

          INCOME TAXES - The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (“SFAS” No. 109), “Accounting for Income Taxes,” whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

          FOREIGN CURRENCY TRANSLATION - The reporting currency of the Company is U.S. dollars and the financial records are maintained and the financial statements are prepared in Renminbi (“RMB”).  Transactions in other currencies are translated into the reporting currencies at exchange rates prevailing at the time of the transactions.  Monetary assets and liabilities denominated in other currencies at the balance sheet date are re-translated at exchange rates prevailing at that date.  Non-monetary assets and liabilities in other currencies are translated at historical rates.  Exchanges differences are recognized in the income statement in the period in which they arise.

          CUMPUTATION OF NET INCOME PER COMMON SHARE – Basic net income per common share is computed using the weighted average number of common shares outstanding during the period.  The shares outstanding from January 1, 2003 up to the date of the reverse acquisition represent the shares issued to the shareholders of the predecessor (Fairford).  All periods presented have been adjusted to reflect the one for fifteen reverse stock split in July 2004.  Diluted income per common share is the same as basic income per common share since we have no other dilutive securities outstanding.

SORL AUTO PARTS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS THE ENCHANTED VILLAGE, INC.)
RUIAN CITY, ZHEJIANG PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

RECENTLY ISSUED ACCOUNTING STANDARDS

          Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  FIN 46 does not have any impact on the financial position or results of operations of the Company.

          In April 2003, the FASB issued SFAS No. 149, “Accounting for Amendment of statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, accounting for Derivative Instruments and Hedging Activities.  This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively.  This statement does not affect the Company.

          In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  This statement does not affect the Company.

          In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 151 “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (“SFAS 151”).  This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  SFAS 151 requires that those items be recognized as current-period charges.  In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities.  The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006.  The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”).  SFAS 123R revises FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period).

SFAS 123R is effective for small business issuers for all interim periods beginning after December 15, 2005.  As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended September 30, 2005.  Retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required.  The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company continued to purchase non-valve automotive products and packaging material from the Ruili Group Co., Ltd.,and Ruian Ruili Haizhiguan Auto Part Co., which are the minority shareholders of SORL.

The  following  related  party  transactions  occurred  during  the years  ended December 31, 2004 and 2003:

December	2004	2003

PURCHASES
Ruili Group Co., Ltd.	$6,566,232	—
Ruian Ruili Haizhiguan Auto Part Co., Ltd.	555,927	—

Total Purchase of non-valve auto parts	$7,122,159	—

December 31,	2004	2003

ACCOUNTS PAYABLE AND OTHER PAYABLES
Ruili Group Co., Ltd.	$2,239,054	—
Ruian Ruili Haizhiguan Auto Part Co., Ltd.	11,862	—
Xiaofeng, Zhang – Board of Director	265,701

Total Related Parties Included in Accounts Payable	$2,516,617	—

NOTE 3 - TRADE RECEIVABLES

The Company’s trade receivables at December 31, 2004 and 2003 are summarized as follows:

December 31,	2004	2003 (Rounded)

Trade Receivables	$12,664,289	$3,157,000
Less: Allowance for Doubtful Accounts	68,384	—

Trade Receivables, Net of Provision	$12,595,905	$3,157,000

The change in the allowance for doubtful  accounts at December 31, 2004 and 2003 are summarized as follows:

December 31,	2004	2003

Balance – Beginning of Year	$—	$—
Add: Current Year Provision	68,384	—
Lesss: Accounts Written Off	—	—

Balance – End of Year	$68,384	$—

NOTE 4 - INVENTORIES

Inventories consisted of the following:

December 31,	2004	2003 (Rounded)

Raw Materials	$222,800	$503,000
Work in Process	966,170	607,000
Finished Goods	686,330	727,000

Total Inventories	$1,875,300	$1,837,000

NOTE 5 – PREPAYMENTS

Prepayments consisted of the following:

December 31,	2004	2003 (Rounded)

Raw Material Suppliers	$1,372,000	$2,602,000
Equipment Purchase	32,710	—

Total Prepayments	$1,404,710	$2,602,000

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31,	2004	2003 (Rounded)

Machinery	$6,361,447	$5,864,000
Mould	1,015,016	1,012,000
Office Equipment	42,755	—
Vehicle	98,578	51,000
	$7,517,796	$6,927,000
Less: Accumulated Depreciation	2,165,142	1,630,000

Net Property and Equipment	$5,352,654	$5,297,000

Depreciation expense charged to operations was $535,620 and $1,798,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 7 - ACCRUED EXPENSES

Accrued expenses consisted of the following:

December 31,	2004	2003

Accrued Payroll	$206,595	$—
Accrued Rent	365,842	—
Accrued Legal	43,524	—
Other Accrued Expenses	9,809	—

Total Accrued Expenses	$625,769	$—

NOTE 8 - BANK BORROWINGS

Bank borrowings represent the following at December 31:

December 31,	2004	2003 (Rounded)

Secured	$—	$—
Unsecured	4,830,918	5,799,000

	$4,830,918	4,591,000
Less Current Portion	4,830,918	4,591,000

Non-Current Portion	$—	$1,208,000

The loans were borrowed from the banks and are guaranteed by Ruili Group Corporation China, a related party.  These bank  borrowings were from the local banks or financial  institutions and were for financing general working capital Interest was charged at approximately 5% per annum

NOTE 9 - OTHER TAXES

Other taxes consisted of the following:

December 31,	2004	2003

VAT Receivable	$430,283	$—
Individual Income Tax Payable	(3,311)	—
Education Surtax Payable	(1,332)	—
Property Tax Payable	(22,829)	—

Sales Tax Payable	(9,511)	—

Total Other Taxes	$393,300	$—

NOTE 10 - INCOME TAXES

          The Company registered in the PRC is subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in their PRC statutory financial statements in accordance with relevant income tax laws.  According to applicable tax laws regarding Sino-Foreign Equity Joint Venture Manufacturers, the Company is exempted from income taxes in the PRC for the years ended December 31, 2004 and 2005.  Thereafter, the Company is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the following three years ending in 2008.

          Provision for income taxes consists of the following for the year ended December 31, 2003:

(In Thousands)

Income tax expense
Current year	$444
Prior year	102

Total	$546

          The reconciliation of the applicable tax rate to the effective tax rate is as follows:

(In Thousands)

Expected PRC income tax charge at Statutory tax rate of 33% (i)	619
Non-taxable income (ii)	(201)
Non-deductible expenses	26

Current year income tax expense	$444

          (i)          The provision of PRC income tax is calculated based on the statutory rate of 33% in accordance with the relevant PRC income tax rules and regulations for all periods presented.

          (ii)         Non-taxable income represented a goverament grant for the Company’s investment in research and development of new products.

          No provision for deferred tax liabilities has been made, as the Company had no material temporary differences between the tax bases of assets and liabilities and their carrying amounts.

NOTE 11 - LEASES

          The Company has a lease agreement with the Ruili Group Co., Ltd., a related party, for the rental of a manufacturing plant.  The lease is for an eleven year term ending in February 2014.  Rent expense for the years ended December 31, 2004 and 2003 was $439,009 and $365,840, respectively.

Future minimum rental payments as of December 31, 2004 are as follows:

2005	2006	2007	2008	2009	Thereafter	Total

$ 439,009	$439,009	$439,009	$439,009	$439,009	$1,829,204	$4,024,249

NOTE 12 - RESTATEMENT TO CONSOLIDATED FINANCIAL STATEMENTS

          Based on the comments from the Securities and Exchange Commission, the Company amended the consolidated balance sheets, consolidated statements of income and consolidated statements of changes in stockholders’ equity for the years ended December 31, 2004 and 2003 and extended or modified certain notes to the consolidated financial statements to provide additional information as detailed below. The restatements were made to retroactively reflect 12,953,720 of additional common shares issued in connection with the share exchange with The Enchanted Village, Inc. The effect of the restatement was to increase common stock outstanding as of the earliest date presented with a corresponding decrease to additional paid in capital. The restatement had no effect on total stockholders equity or net income in the accompanying financial statements.

          Additionally, Earnings Per Share has been represented to separate the Earnings Per Share between continuing operations and discontinuing operations.

          The following table presents the effects of the aforementioned amendments to the basic and fully diluted earnings per share.

	2004

	AsReprestated	As previously reported

Weighted Average Common Shares Outstanding – Basic and Diluted	13,165,241	13,165,241
Net Income Per Share from Continuing Operations – Basic and Diluted	$0.37	$—
Net Income Per Share from Discontinuing Operations – Basic and Diluted	$—	$—
Earnings Per Share – Basic and Diluted	$—	$0.37

	2003

	AsReprestated	As previously reported

Weighted Average Common Shares Outstanding – Basic and Diluted	12,953,720	12,953,720
Net Income Per Share from Continuing Operations – Basic and Diluted	$0.25	$—
Net Income Per Share from Discontinuing Operations – Basic and Diluted	$(0.17)	$—
Earnings Per Share – Basic and Diluted	$—	$0.09

ITEM 8A.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

          As of December 31, 2004, the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer reviewed and evaluated the effectiveness of the our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)), which are designed to ensure that material information we are required to disclose in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized, and reported within required time periods.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the Company’s management including its Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decision regarding required disclosures.  We have concluded, based on that evaluation, that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

          There was no change in our internal control over financial reporting that occurred during the fourth fiscal quarter of the fiscal year covered by this Annual Report on Form 10-KSB/A that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 13.  EXHIBITS, LIST AND REPORTS ON FORM 8-K.

(A)      REPORTS ON FORM 8-K

          There were no Reports filed on Form 8-K during the fourth quarter of 2004.

(B)      EXHIBITS

EXHIBIT NO.	DOCUMENT DESCRIPTION

3.1	Articles of Incorporation (1)

3.2	Bylaws (1)

10.1	Share Exchange Agreement and Plan of Reorganization (2)

31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended. (3)

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer). (3)

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer). (3)

(1)	Incorporated herein by reference from the Registrant’s Form 10-QSB filed with the Securities and Exchange Commission, File No. 000-11991 on May 28, 2003.

(2)	Incorporated herein by reference from the Registrant’s Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3)	Filed herewith.

14

SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of March, 2006.

SORL AUTO PARTS, INC.

By:	/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer and Chairman

          Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No 2. to report has been signed below by the following person on behalf of the Registrant and in the capacities.

SIGNATURES	TITLE	DATE

/s/ Xiao Ping Zhang	Chief Executive Officer and Chairman	March 29, 2006

Xiao Ping Zhang

/s/ Xiao Feng Zhang	Chief Operating Officer and Director	March 29, 2006

Xiao Feng Zhang

/s/ Zong Yun Zhou	Chief Financial Officer	March 29, 2006

Zong Yun Zhou

/s/Guang Kang Chang	Director	March 29, 2006

Guang Kang Chang

15

Exhibit 31.1

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL EXECUTIVE OFFICER

          I, Xiao Ping Zhang, certify that:

          (1)          I have reviewed this Amendment No. 2 to Form 10-KSB/A of SORL Auto Parts, Inc.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

          (4)          The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

                         (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                         (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                          (c)           Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                          (d)           Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

           (5)           The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

                          (a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

                          (b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: March 29, 2006	/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

Exhibit 31.2

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL FINANCIAL OFFICER

          (1)          I Zong Yun Zhou have reviewed this Amendment No. 2 to Form 10-KSB/A of SORL Auto Parts, Inc.;

          (2)          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          (3)          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

          (4)          The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

                         (a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                         (b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                         (c)          Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                         (d)          Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

          (5)          The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

                         (a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

                         (b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

/s/ Zong Yun Zhou

Date: March 29, 2006	Zong Yun Zhou
Chief Executive Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C.  SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Amendment No. 2 to Annual Report of SORL AUTO PARTS, INC. (the “Company”) on Form 10-KSB/A for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date here of (the “report”), I, Xiao Ping Zhang, Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C.  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)          The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated this 29th day of March, 2006	/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C.  SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Amendment No. 2 to Annual Report of SORL AUTO PARTS, INC. (the “Company”) on Form 10-KSB/A for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date here of (the “report”), I, Zong Yun Zhou, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C.  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)          The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated this 29th day of March, 2006	/s/ Zong Yun Zhou

Zong Yun Zhou
Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development Zone
Ruian City, Zhejiang Province
People’s Republic of China

We consent to the inclusion of the financial statements of Ruili Group Corporation China and our report dated April 1, 2004, with respect to the financial statements for the year ended December 31, 2003, to be included in its 2004 Amended Annual Report (Form 10-KSB), filed with the Securities and Exchange Commission.

/s/ Clancy and Co., P.L.L.C.

Phoenix, AZ
April 7, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development Zone
Ruian City, Zhejiang Province
People’s Republic of China

We consent to the inclusion of the financial statements of SORL Auto Parts, Inc. and our report dated March 28, 2005, with respect to the consolidated financial statements and schedules of SORL Auto Parts, Inc. included in its Amended Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ROTENBERG AND COMPANY, LLP

Rochester, New York
April 7, 2006